UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

SLR Holdings Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England
(Jurisdiction of Subject Company's Incorporation or Organization)

SLR Management Limited
(Name of Person(s) Furnishing Form)

B Ordinary Shares and Vested Options of Purchase B Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

David Graham Richards
7 Wornal Park
Menmarsh Road
Worminghall, Aylesbury, Buckinghamshire, HP18 9PH
United Kingdom
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 27, 2008
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to the Form CB:

(a) SLR Holdings Limited Proposal for holders of SLR B Shares and Vested Options.

(b) Letter to Holders of Options under the SLR Holdings Limited Enterprise Management Incentive Scheme regarding the Offer by SLR Management Limited for SLR Holdings Limited.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the offer documents.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed concurrently with this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

____
David Graham Richards, Director

____
May _____, 2008

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

____
David Graham Richards, Director

____
May 28, 2008

701084737v1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt about the action you should take, you are recommended to immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

WITH REGARD TO SLR B SHAREHOLDERS AND/OR HOLDERS OF OPTIONS WHO ARE RESIDENTS OF THE UNITED STATES, BE AWARE THAT THE SLR MANAGEMENT B SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AS AMENDED, (THE "SECURITIES ACT") OR THE SECURITIES ACTS OF ANY STATE WITHIN THE UNITED STATES AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. Neither SLR Management nor SLR Holdings plan to provide for such registration in the future and neither SLR Management nor SLR Holdings are under any obligation to provide for such registration of the shares and SLR Management may prohibit subsequent transfers of the shares without opinion of the transferor's legal counsel, acceptable to the SLR Management and its legal counsel, that the proposed transfer complies with United States federal and state securities laws.

SLR HOLDINGS LIMITED

Proposal for holders of SLR B Shares and Vested Options

SLR B Shareholders and holders of Vested Options should note that the Offer is being made pursuant to the exemption to Section 21 of the Financial Services and Markets Act 2000 contained in Article 62 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (SI2005/1529) and that the Offer is not governed by the terms of the City Code on Takeovers and Mergers. This document does not constitute a prospectus and nothing in this document shall constitute a restricted or prohibited offer or invitation to the public to subscribe for shares.

The action to be taken to accept the Offer is set out on page 19 and in the enclosed Form of Acceptance.

Holders of SLR B Shares and/or Vested Options should sign a Form of Acceptance which should be returned, duly signed and witnessed to 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire, HP18 9PH, England (Ref: John Green) so as to be received by no later than 3.30 p.m.. (British Summer Time) on 25 May 2008.

Notice of an Extraordinary General Meeting of SLR Holdings, to be held at 3.30 p.m. on 27 May 2008, or earlier if consent to short notice is given, is set out at the end of this document. Shareholders will find enclosed a form of proxy for use in connection with the Extraordinary General Meeting. To be valid, this form of proxy must be completed and returned in accordance with the instructions printed thereon so as to be received not later than 3.30 p.m. on 25 May 2008.

IMPORTANT INFORMATION TO OVERSEAS SHAREHOLDERS AND/OR OPTION HOLDERS - GENERAL

The Proposal is not being made, directly or indirectly, in or into any Restricted Jurisdiction. Accordingly, copies of this document and the Form of Acceptance are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving this document and the Form of Acceptance (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into such jurisdictions.

The new SLR Management B Shares have not been, nor will they be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States; no prospectus has been, or will be, lodged with, nor registered by, the Australian Securities and Investments Commission and no steps have been or will any be taken to enable the SLR Management B Shares to be offered in any Restricted Jurisdiction in compliance with applicable securities laws in any Restricted Jurisdiction; and the new SLR Management B Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any Restricted Jurisdiction. Accordingly, the new SLR Management B Shares may not (unless an exception under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States or any Restricted Jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, any person in any Restricted Jurisdiction or any person resident in any Restricted Jurisdiction.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the Proposal, SLR Management and SLR Holdings that are subject to risks and uncertainties. These statements are based on SLR Holdings' current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

IMPORTANT INFORMATION FOR UNITED STATES SHAREHOLDERS AND/OR OPTION HOLDERS

The Proposal is being made for the securities of a non-US company. The Proposal will be made in accordance with the requirements of English law and is subject to disclosure and other procedural requirements that are different from those of the United States. Financial statements included or incorporated in this document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

You should be aware that SLR Management may purchase securities in SLR Holdings otherwise than under the Proposal, such as through privately negotiated purchases.

The new SLR Management B Shares proposed to be issued in the United States in connection with the Proposal will be issued pursuant to an exemption set forth in Rule 802 under the Securities Act and, where available, pursuant to exemptions from registration or qualification under state securities laws. Depending on the current status of the SLR B Shares held by SLR B Shareholders who are residents of the United States surrendered under the Offer, the new SLR Holdings B Shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1934. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in SLR Management B Shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act), holders of SLR Management B Shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The new SLR Management B Shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed comment upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

IMPORTANT INFORMATION FOR CANADIAN SHAREHOLDERS AND/OR OPTION HOLDERS

The Proposal is being made for the securities of a non-Canadian company. The Proposal is exempt from Canadian take-over bid requirements and will be made in accordance with the requirements of English law and is subject to disclosure and other procedural requirements that are different from those of Canada. In addition, financial statements included or incorporated in this document may have been prepared in accordance with accounting standards that may not be comparable to the financial statements of Canadian companies.

The distribution of the SLR Management B Shares in Canada is being made on a basis exempt from the requirement that the issuer prepare and file a prospectus with the applicable securities regulatory authorities

in Canada. The securities being offered pursuant to the Proposal are not listed on any stock exchange in Canada and there is currently no public market for such securities in Canada. The issuer is not a reporting issuer within the meaning of applicable Canadian securities laws and is therefore exempt from compliance with any disclosure obligations that may be applicable to other Canadian public companies. The issuer currently has no intention of filing a prospectus with any securities regulatory authority in Canada to qualify the resale of the securities to the public, or listing the securities on any stock exchange in Canada. Accordingly, to be made in accordance with Canadian securities laws, any resale of the SLR Management B Shares in Canada must be made under available statutory exemptions from registration and prospectus requirements or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of the SLR Management B Shares.

The enforcement by Canadian shareholders of any civil liabilities under Canadian laws may be affected adversely by the fact that the issuer exists under English Law, that some or all of its officers and directors are residents of foreign jurisdictions and that all or a substantial portion of the assets of the issuer and such persons may be located outside of Canada.

Contents **Page**

Summary	5
Letter of recommendation from the Chairman and Chief Executive of SLR Holdings	7
Offer letter from SLR Management	15
Appendix I Terms and conditions of the Offer	24
Appendix II Information about SLR Holdings	33
Appendix III Summary of SLR Management Articles of Association	69
Appendix IV Additional Information	71
Appendix V Definitions	72
Notice of Extraordinary General Meeting	74

Expected timetable[1]

Latest time and date for receipt of completed Forms of Acceptance, SLR Share Certificates and, if applicable, certificates for any Vested Options	3.30p.m. on 25 May 2008
Latest time and date for receipt of Forms of Proxy	3.30 p.m. on 25 May 2008
Extraordinary General Meeting	3.30 p.m. on 27 May 2008
Offer declared unconditional in all respects/Completion	27 May 2008
Cash transferred to SLR B Shareholders	30 May 2008
Share Certificates for SLR Management's B Shareholders dispatched	3 June 2008

[1] All times specified are British Summer Time. Please note that the timetable detailed above is subject to change and is based on the assumption that acceptances will be received in respect of 90% of SLR B Shares prior to the Extraordinary General Meeting. In addition, if the EGM Resolution is passed earlier than the indicated date of the Extraordinary General Meeting, the subsequent timetable items will occur earlier accordingly.

Summary

This summary should be read in conjunction with the full text of this document from which it is derived.

Background

For several years the Board has pursued a growth strategy with a view to realising value for shareholders. In 2004, shareholders accepted a cash and share offer funded in part by ISIS in respect of their shares in SLR Group Limited. A new cash and share offer is now being made to SLR B Shareholders by SLR Management, backed by 3i and Lloyds TSB Bank plc.

The Proposal

The proposal described in this document is an "equity re-investment" transaction whereby SLR B Shareholders receive an aggregate sum in excess of £20,500,000 in cash and retain an ongoing interest as shareholders in the Enlarged SLR Group.

SLR Management

The mechanism being used to achieve the "equity re-investment" transaction involves the creation of a new company (SLR Management) which purchases the whole of the issued and to be issued share capital of SLR Holdings by way of an offer to SLR B Shareholders and the separate acquisition of SLR A Shares from ISIS. The offer to SLR B Shareholders being made by SLR Management is set out in this document.

Sources of cash

The cash to be paid by SLR Management will come from a combination of debt from Lloyds TSB Bank plc and an investment in shares by 3i.

SLR Share Options

In conjunction with the Offer, separate proposals will be made to the holders of SLR Share Options (the "Optionholder Proposals"). Under those proposals:

- Holders of Vested Options will be offered the opportunity to exercise those options on a 'cashless exercise' basis and accept the Offer in respect of the resulting SLR B Shares
- Any Vested Option which is not exercised by no later than immediately prior to Completion, will lapse and cease to be exercisable on Completion
- Holders of Unvested Options will be offered the opportunity to surrender those options in exchange for the grant of new options to acquire SLR Management B Shares
- Any Unvested Option which the option holder has not elected to exchange for a new option over SLR Management B Shares in accordance with the Optionholder Proposals will lapse and cease to be exercisable on Completion

Future management and Operations

While major strategic decisions and certain other matters will be subject to the approval of 3i following Completion, the operations and day-to-day management of the Enlarged SLR Group will not change as a result of the Proposal.

SLR Management will be the new holding company of the Enlarged SLR Group and its board will include one director appointed by 3i. Full details of the intended board of SLR Management are contained on pages 9 and 10 of this document.

The future expansion strategy is to continue the established pattern of organic growth and to supplement this by selective acquisitions.

Risk factors

Your attention is drawn to the risks mentioned on page 11.

SLR Holdings Limited
(Registered in England No. 5134073)

Directors
J R A Crabtree *Chairman*
D G Richards *Group Chief Executive*
A J Sheppard
F Bogzaran
K G Rattue
N Malde

Registered Office
7 Wornal Park
Menmarsh Road
Worminghall
Aylesbury
Buckinghamshire HP18 9PH

To the holders of SLR B Shares and/or Vested Options
and, for information only to the holders of Unvested Options

1 May 2008

Dear Shareholders and/or holders of Vested Options

Recommended Proposal

Introduction

ISIS invested in SLR Holdings Limited in September 2004. Private Equity firms such as ISIS typically have a 3 to 4 year investment cycle and therefore ISIS is coming towards the end of its investment period in SLR Holdings.

In order to facilitate ISIS' exit and to move the group on to the next stage of its development, the Board has been seeking to identify a partner to replace ISIS. As a result of that process the Board has identified 3i, whose investment strategy and track record is to invest in, and support the growth of, established and well managed international businesses such as the SLR Group. As a current investor in Foster and Partners, and having had an historic investment in ERM, 3i also has extensive experience in the consultancy sector. Discussions and negotiations with 3i over a number of months have resulted in the Offer contained in this document

The Enlarged SLR Group's profitability and value depends on the skills, efforts and revenue generation of its workforce, many members of whom are also SLR B Shareholders. Clearly an important factor in determining the amount any purchaser or other third party would be willing to pay for SLR Holdings' shares depends on them being satisfied that the employee shareholders remain committed to the business.

Having considered the alternatives carefully with its advisers, the Board decided to recommend SLR Management's "equity re-investment" transaction to SLR B Shareholders. Those SLR B Shareholders who were members or option holders of SLR Group Limited in 2004 when ISIS invested into the SLR Group, will be familiar with the structure of the Proposal, details of which are set out in this document.

The Proposal

The Proposal comprises an "equity re-investment" transaction, whereby (a) SLR B Shareholders (including holders of Vested Options who exercise those options) sell their SLR B Shares to SLR Management in return for cash and SLR Management B Shares and (b) in parallel SLR Management will acquire the SLR A Shares from ISIS. SLR Management will become the new holding company of the Enlarged SLR Group. Initially SLR Management's B Shares will represent 66 per cent. of SLR Management's issued share capital. The external finance for the Proposal will be provided by Lloyds TSB Bank plc and 3i.

The directors of SLR Holdings and certain other SLR B Shareholders have given irrevocable undertakings to SLR Management Limited to accept the Offer and to vote in favour of the EGM Resolutions in respect of

27 MAY 2008 16:44

12

their own beneficial holdings of, in aggregate, 2,995,544 SLR B Shares which represent approximately 86.9 per cent. of the issued SLR B Shares as at the date of this document.

The Majority Shareholders are to give warranties to SLR Management. The warranties enable SLR Management to claim its money back from the Majority Shareholders for the benefit of its bank and investors in certain circumstances (such as the statutory accounts being found to be misleading or a significant legal claim being made against SLR Holdings or its subsidiaries as a result of something which happened prior to Completion).

The Offer

The mechanism by which the "equity re-investment" transaction for SLR B Shareholders is to be implemented is the offer by SLR Management for all issued SLR B Shares (including those allotted upon the exercise of Vested Options) on the following basis :

For 0.64 of each SLR B Share	**1 SLR Management B Share**
For 0.36 of each SLR B Share	**570 pence in cash**

The SLR A Share Acquisition

In addition to the Offer, SLR Management will acquire all of the issued SLR A Shares from ISIS, conditional upon the Offer having become or being declared wholly unconditional in all respects. Details of the SLR A Share Acquisition are not contained in this document, though the Offer is conditional on the SLR A Share Acquisition becoming wholly unconditional in all respects (save in respect of any condition which relates to the Offer having become wholly unconditional).

Financing and capital structure of SLR Holdings

Following the implementation of the Proposal and assuming full exercise of all Vested Options, SLR Management will have 1,853,871 A ordinary shares in issue which will be held by 3i and 3,598,690 SLR Management B Shares which will be held by former SLR B Shareholders.

3i will subscribe £32,500,000 for 1,853,871 A ordinary shares, being approximately £17.53 per A ordinary share.

In addition to the £32,500,000 in addition to be invested by 3i, SLR Management has arranged to borrow up to £37,100,000 from Lloyds TSB Bank plc. Thus SLR Management will have total cash resources of £69,600,000 out of which it will pay £20,512,533 to SLR B Shareholders and meet the fees and costs arising from the Proposal.

Summarised extracts from SLR Management's Articles of Association to be adopted on Completion are set out in Appendix III for the purpose of illustrating the provisions governing respective share rights, pre-emption rights on the transfer of shares and sales to third parties.

Vested SLR Share Options

The Board recommends that the holders of Vested Options elect to exercise their Vested Options in the manner described (and referred to as the Exercise and Accept route) in the Optionholder Proposals, thereby becoming SLR B Shareholders and participating in the "equity re-investment" proposal as described in this document. If such Vested Options are not exercised they will lapse on Completion.

Holders of Vested Options must pay an exercise price in order to exercise their Vested Options. As part of the Optionholder Proposals the amount due to SLR Holdings will in fact be deducted from the cash due to Optionholders from SLR Management under the Offer.

The cash received by holders of Vested Options from SLR Management will also be used to fund any withholding tax or social security payable on the exercise of Vested Options (to the extent it is sufficient).

Unvested SLR Share options

The Board recommends that the holders of Unvested Options elect to exchange their Unvested Options for new options over SLR Management B Shares in the manner described (and referred to as the Rollover Route) in the Optionholder Proposals.

Holders of SLR Options (both Vested and Unvested) are referred to the separate letter addressed to them and dated 1 May 2008 which contains further details of the Optionholder Proposals being made to them.

Management and operations

While major strategic decisions and certain other matters will be subject to the approval of 3i following Completion, the day-to-day management and operations of the Enlarged SLR Group will not change as a result of the Proposal.

SLR Management will become the new holding company of the Enlarged SLR Group and its board will comprise the following directors:

John Crabtree - Chairman

John Crabtree was a corporate lawyer and senior partner of Wragge & Co LLP, a major UK law firm, for twelve years until 2003.

Since then, he has been engaged in a number of business interests. He is currently Chairman of the listed company Metalrax Group Plc and the AIM quoted Claimar Care Group Plc. He is a director of Staffline Recruitment Group plc and chairs a number of private companies.

He is a Director of Advantage West Midlands, the regional development authority, Chairman of Sense, the international charity for the deafblind and Chairman of the Birmingham Hippodrome Theatre Trust.

David Richards — Group Chief Executive

David will be the Chief Executive of SLR Management, having been a founder of the SLR Group in 1994. David has overall responsibility for the management of the group, working with the other directors and senior managers. Under his guidance, the SLR Group has become one of the fastest growing and most profitable environmental consultancies in the UK.

Prior to joining the SLR Group, David was a Senior Manager with Golder Associates, a major international environmental consultant. He was responsible for the management of that environmental group in the UK. As one of the most senior of the UK management team he also played a key role in the European operations of Golder Associates.

David is a Chartered Engineer, qualified to Masters Degree level, with extensive consulting experience in the geotechnical and environmental fields. His experience includes over 15 years with international environmental consultancies at senior management level, and before that several years with working for an international civil engineering contractor, managing projects in Africa and the Far East.

Alan Sheppard — Executive Director

Alan is currently an executive director of SLR Holdings. He is also the director responsible for the retail petroleum and contaminated land groups, having been responsible for developing and managing those businesses to date, as well as my duties as a member of the management team.

Prior to joining the SLR Group in 1994, Alan was President and CEO of SECOR Environmental Engineering Inc. (SEEI). Founded in 1990, as the Canadian subsidiary of SII, he built the company to a turnover of US$5M, and a staff of 80 by the time he left in 1994. SEEI was consistently and highly profitable during his tenure as CEO.

Alan is a hydrogeologist by profession, qualified to Masters Degree level, and a Professional Geologist registered in Canada and currently undertaking a part-time MBA. He has 20 years consulting experience with international consultants Hardy BBT and Golder Associates, as well as with the *SECOR* Group.

Neil Penhall — Managing Director SLR Consulting Limited

Neil is Managing Director of SLR Consulting Limited. He joined SLR Group in 1995 and has been Managing Director of SLR Consulting Limited since June 2001. Under his leadership SLR Consulting Limited has grown its revenue from £6 million in 2001, to in excess of £24 Million in 2007, with EBIT increasing from less than £0.5 million in 2001 to £5.3 million in 2007.

Prior to joining the SLR Group, Neil was a Principal with RUST Environmental (formerly MRM Partnership), a major international consulting organisation. Neil managed the Waste Management Group within RUST's head office and was responsible for all technical and financial/budgetary issues. Prior to joining RUST Neil worked for Dames & Moore based in their London office.

Kevin G. Rattue, R.G. — President SLR International Corp.

Kevin is President of SLR International Corp and his primary role is to ensure that SLR Group provides quality business and consulting services to clients throughout North America. With over 25 years of consulting expertise, Kevin has a diverse background of technical and business experience that demonstrates his solutions-oriented approach to consulting. Throughout his professional career, Kevin has demonstrated that he is committed to client service and is able to effectively understand and address their respective business and environmental needs. Kevin's experience working in diverse cultural, economic and geographic conditions provides him with a solid understanding of the issues facing local, national and multi-national corporations in their expansion and development of their businesses.

Kevin joined the SLR Group in 2000 to establish the North American operation. Prior to joining the SLR Group, he served in the capacity of Chief Operating Officer for SECOR International Inc., an $80M environmental consulting company. Kevin joined SECOR in 1996 after being employed by EMCON for thirteen years and where he served as Regional Manager. Before joining EMCON in 1985, he lived and worked in India, Singapore and Australia while providing consulting services to clients in Asia and Australasia on behalf of a Paris-based geological consulting firm.

Faramarz Bogzaran – President SLR Consulting (Canada) Limited

Faramarz is President of SLR Consulting (Canada) Limited where he manages the SLR Group's Canadian operations. Faramarz works closely with the US operation President and the Group Chief Executive and is a director of SLR Holdings.

Faramarz has 27 years of technical and management experience and joined SEACOR Environmental in 1998 as its President and CEO before completing a management buy out in 2003. Over a 10 year period, Faramarz has grown SEACOR's annual revenue from 6,000,000 dollars to 32,000,000 dollars, and expanded the company so that it now has 200 employees across 18 offices.

Prior to joining SEACOR, Faramarz held a variety of executive management positions with environmental consultancy companies, waste management and remedial contracting organisations.

Faramarz serves the National Steering Committee on Contaminated Sights and the Canadian Center for Environmental Education National Advisory Committee.

Nishith Malde FCA — Non executive director

Nishith, qualified as a chartered accountant in 1985 with KPMG and specialised in advising owner managed businesses. He left KPMG in 1989 to set up a consultancy firm which later merged with an audit practice where he was the partner responsible for the affairs of Country & Metropolitan PLC. He joined Country & Metropolitan PLC as Finance Director and Company Secretary in November 1998. Country & Metropolitan PLC is listed and traded on the London Stock exchange.

Richard Bishop – Non executive director

Richard Bishop is a partner at 3i Growth Capital. Richard joined 3i in 1989 and headed up the Nottingham and Birmingham offices before moving to London. He is a director of MKM Building Supplies and A.E.S. Engineering and, until recently, was a director of Hayley Conference Centres.

Employees

All employment agreements with and employment rights of existing staff will remain unchanged by the Proposal.

SLR Management intends to establish a new share option scheme under which further options over SLR Management B Shares are expected to be granted in the future (at the discretion of SLR Management).

3i

3i has a long and successful track record of investing in growing international consultancy businesses. From their interest and activity in this area, they have initiated and developed a relationship with the SLR Board over the last two years, having identified the company as one of the most outstanding operators in its markets, which are fast-growing and high value-add. They have demonstrated their ability to support the international expansion of the business, both organically through new market entry and by acquisition, through their well-developed global network of offices and contacts. They are highly experienced in supporting ambitious businesses to grow by consolidating sectors through a series of acquisitions, backing first class management teams such as the one which leads SLR Group. They share management's vision of creating an international market leader, which would be very well-positioned for an IPO in the medium term.

Future strategy

The SLR Management Board intends the Enlarged SLR Group to continue its established organic growth plan. In addition it will be active in pursuing acquisition opportunities to accelerate the Enlarged SLR Group's expansion. Your board recognises 3i's experience and successful track record in financing and implementing acquisitive growth strategies.

The SLR Group currently has an established presence in both the UK and North America, and will continue to develop organically in those markets by expanding both business areas and geographically. In 2007, SLR Holdings acquired Insite Environments Limited and SEACOR Environmental Inc.. SLR Holdings has a pipeline of additional potential acquisitions both in the UK and North America. In addition to acquiring businesses in its established markets, SLR Holdings is actively assessing the potential to acquire businesses in Europe, Australasia and India. Should SLR Holdings acquire businesses in some or all of those areas, they would be used as a basis for the strategy of organic growth augmented by selective acquisition used successfully elsewhere.

It is the intention of the Board that, with the assistance of 3i's worldwide resources and acquisition expertise, acquisitions will play a greater role in the growth rate of the SLR Group than has been the case historically.

Finance and dividends

The success of the Proposal will result in the Enlarged SLR Group having to service the interest and capital repayments on approximately £37,100,000 million of bank debt.

While any cash required for the acquisitive growth strategy is expected to be mainly provided by 3i and the Enlarged SLR Group's bankers, any excess cash from operations after expenses and debt service costs may be used for this purpose. Accordingly, while the SLR Management Board may consider paying further dividends from time to time in the future, any such distributions in the next few years are unlikely.

Risks

Investment in SLR Management carries higher risks than your current investment in SLR Holdings as a result of its higher level of borrowings and the risks associated with a potentially more aggressive approach to acquisitive growth. However, leveraged acquisitive growth can, if successful, lead to enhanced investment returns.

As with the current agreements with ISIS and Lloyds TSB Bank plc, if the Enlarged SLR Group's profitability should suffer in the future, it could breach banking covenants in the loan documentation resulting in insolvency. It should be noted, however, that the agreement with 3i, unlike the current ISIS agreement, does not contain a clause triggering additional voting rights for the A Ordinary shares should there be a material event of default in relation to the Financing Agreements.

The Board and 3i have negotiated with Lloyds TSB Bank plc the ability for 3i and certain shareholders of SLR Management to make a cash injection on up to two occasions into the Enlarged SLR Group if it is in danger of defaulting under the Facilities Agreement to be entered into with Lloyds TSB Bank plc. Steps will also be taken to buy financial instruments to partially mitigate the cost of interest rate rises on the borrowings.

Other risks associated with SLR Management are similar to the current SLR Group and include, the recruitment and retention of staff, reputational risk, integration of acquisitions and the risk of potential litigation.

Extraordinary General Meeting

The borrowings arranged by SLR Management to enable it to pay the cash consideration are proposed to be secured on the assets of SLR Holdings and its subsidiaries. Under English company law a company cannot, except in certain circumstances, give financial assistance to a third party in connection with its acquisition of its shares. This would effectively prevent SLR Holdings from granting a guarantee or debenture (both of which are forms of financial assistance) to Lloyds TSB Bank plc or 3i to secure SLR Management's borrowings to fund its acquisition of SLR B Shares. To authorise this prohibited "financial assistance", the SLR B Shareholders are required to approve the giving of financial assistance by SLR Holdings including the provision of the aforementioned guarantees and debentures by a special resolution. The Extraordinary General Meeting, notice of which is set out at the end of this document, has therefore been convened to enable SLR B Shareholders to pass the EGM Resolution in respect of SLR Holdings.

Action to be taken

It is impractical to expect all SLR B Shareholders and holders of Vested Options to attend a completion meeting to sign contracts, stock transfer forms etc. in person. Accordingly, a Form of Acceptance is enclosed which, when executed:

- Confirms your intention to exercise any Vested Options which you may hold, using cash received under the Offer to pay the exercise price and any withholding tax or social security payable by you in relation to the exercise of your Vested Options;

- Constitutes your acceptance of the Offer for your SLR B Shares (including SLR B Shares allotted to you on the exercise of Vested Options); and

- Appoints any director of SLR Holdings as your attorney to sign any contracts and stock transfer forms, cast any votes and take any other action which may be necessary or desirable to implement the Offer on your behalf. Examples of such actions include the provision of waivers of pre-emption rights under the Articles of Association of SLR Holdings and consents under any existing shareholders' agreement and/or the articles of association of SLR Holdings and the signing of indemnities for lost share certificates.

SLR B Shareholders will also find enclosed a Proxy Form to enable SLR B Shareholders to vote at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting, SLR B Shareholders are requested to complete and return the Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received no later than 3.30 p.m. (British Summer Time) on 25 May. Completion and return of a Form will not preclude SLR B Shareholders from attending the Extraordinary General Meeting and voting in person, if they so wish.

The Form of Acceptance should be completed by:

- Ticking Box 1;

- Signing and dating Box 2 in the presence of a witness (ie someone who is over 18 years of age and not your spouse or other relative);

- Entering your full name and address in Box 3;

- Leaving Boxes 4 and 5 blank if you are resident in, amongst other places, the United Kingdom, Canada or the United States;

- Ticking Box 6 if your SLR share certificate and/or option certificate has been lost.

Completed and signed Forms of Acceptance and Proxy Forms should be sent with your SLR Holdings share certificate, and/or option certificate to 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire, HP18 9PH, England (Ref: John Green) so as to be received as soon as possible and in any event by 3.30 p.m. (British Summer Time) on 25 May 2008. The Offer may be closed and Completion may take place earlier if Forms of Acceptance are received in respect of all the SLR B Shares to which the Offer relates at an earlier date.

Further information

Further information is set out in the Appendices to this document.

Recommendation

The Board considers that the Offer presented in this document provides a fair offer for the share capital of SLR Holdings. In addition, as well as providing an equity release of £20,512,533 for employee shareholders, it also provides them with a significant controlling interest in SLR Management Limited. In terms of future growth, the introduction of 3i as the new external equity investor also aligns the company with a partner committed to assisting the SLR Group with its growth strategy both in current markets and globally.

Your Board accordingly believes that the Proposal is in the best interests of SLR B Shareholders as a whole and unanimously recommends that you accept the Offer in the manner described in the paragraph under the sub-heading "Action to be taken" above.

The directors of SLR Holdings intend to accept the Offer in respect of their combined holdings of

1,182,665 SLR B Shares which represent 24.1 per cent. of SLR Holdings entire issued share capital (respectively following the exercise of their options).

Yours sincerely,

J.R.A. Crabtree
Chairman

D. Richards
Group Chief Executive

SLR Management Limited

(Registered in England No. 6538090)

Director
D Richards

Registered Office
7 Wornal Park
Menmarsh Road
Worminghall
Aylesbury
HP18 9PH

To SLR B Shareholders and holders of Vested Options
and, for information only to the holders of Unvested Options

1 May 2008

Dear SLR B Shareholder or holder of Vested Options,

Offer for the entire issued share capital of SLR Holdings by SLR Management

1. Introduction

An equity re-investment transaction is being recommended to you, which will give you a combination of cash and a continuing equity interest in the Enlarged SLR Group as a shareholder. The Proposal is effected by means of an offer by SLR Management for your SLR B Shares. This letter contains the formal Offer.

2. The recommended Offer

SLR Management hereby offers to acquire, on the terms of and subject to the conditions set out or referred to in this document and in the Form of Acceptance, all the issued and to be issued SLR B Shares on the following basis:

The Offer:

For 0.64 of each SLR B Share	**1 SLR Management B Share**
For 0.36 of each SLR B Share	**570 pence in cash**

except that any SLR B Shareholder who currently holds shares in SLR Management will receive under the Offer such number of SLR Management B Shares which, when aggregated with the SLR Management B Shares already held by him, will equal the number of SLR B Shares held by him. (SLR Management has (save for matters relating to the preparation of the Offer) been inactive and will remain so until Completion).

The Offer is being made on terms that the SLR B Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and third party rights and together with all rights now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter.

The Offer may only be accepted in respect of an SLR B Shareholder's entire holding of SLR B Shares.

3. Conditions of the Offer

The full conditions of the Offer are set out in Appendix I. They include acceptances of the Offer being received in respect of not less than 90 per cent. of the SLR B Shares in issue. The Offer is also conditional on the SLR A Share Acquisition becoming unconditional (save in respect of any condition which relates to the Offer having become wholly unconditional) and the conditions contained in the following agreements being satisfied except insofar as they relate to the Offer becoming wholly unconditional. It is also a condition of the Offer that Majority Shareholders enter into a Deed of Warranty and Covenant, which contains warranties in favour of SLR Management.

The Offer is to be financed by borrowings from Lloyds TSB Bank plc and investment by 3i as described in the letter from the Chairman of SLR Holdings above.

Further terms of the Offer are set out in the enclosed Form of Acceptance.

4. Compulsory acquisition of SLR B Shares

Subject to the acquisition of 90 per cent. of the SLR B Shares to which the Offer relates, SLR Management intends to avail itself of the procedure of section 974-991 (inclusive) of the Companies Act 2006 to acquire compulsorily any remaining SLR B Shares. It also reserves the right to use the come-along provisions set out in the articles of association of SLR Holdings.

5. SLR Share Options

In conjunction with the Offer, separate proposals (the "Optionholder Proposals") will be made to the holders of SLR Share Options as follows:

5.1 Vested Options

The Offer is extended to the holders of Vested Options who exercise their Vested Options prior to Completion. Signing the Form of Acceptance authorises any director of SLR Holdings to apply to exercise Vested Options on your behalf to accept the Offer in respect of the new SLR B Shares allotted to you and to use cash received under the Offer to pay the exercise price and any tax withholding or social security for which you are liable in relation to the exercise of your Vested Options.

5.2 Unvested Options

If you hold Unvested Options, you will be offered the opportunity to surrender those options in exchange for the grant of new options over SLR Management B Shares. In order to take up this opportunity you must sign and return the Form of Instruction enclosed with the Optionholder Proposals sent to you by way of a letter dated 1 May 2008. The replacement share options will have terms broadly equivalent to your existing Unvested Options but will not be identical to the original ones for tax and other reasons as more particularly explained in the Optionholder Proposals.

6. Taxation

United Kingdom Taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and our understanding of UK HM Revenue & Customs practice as at the date of this document. They summarise certain limited aspects of the UK taxation consequences of acceptance of the Offer and they relate only to the position of certain classes of taxpayer and only to those SLRB Shareholders who hold their SLR B Shares beneficially as an investment, and (except insofar as express reference is made to the treatment of non-UK residents) who are resident or ordinarily resident and domiciled in the UK for taxation purposes. **If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than the UK, you should consult an appropriate independent professional adviser immediately.**

(a) Consideration in the form of cash

Individual SLR Shareholders

An SLR B Shareholder who is not subject to corporation tax, who accepts the Offer, and receives cash proceeds will make a disposal or part disposal of SLR B Shares for the purposes of UK taxation on capital gains. Such an SLR B Shareholder may, depending on his individual circumstances (including the availability of exemptions, reliefs and allowable losses), be liable to UK capital gains tax.

From 6 April 2008, the prevailing rate of capital gains tax is 18 per cent.. Certain shareholders holding at least 5 per cent. of the share capital of SLR Holdings (and having done so for 12 months prior to the Offer going unconditional) may qualify for Entrepreneurs Relief. If available, this Entrepreneurs Relief may reduce the effective rate of tax on up to the first £1,000,000 of capital gains to 10 per cent..

In addition, Shareholders who are individuals benefit from an annual exempt amount, such that capital gains tax is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exempt amount is £9,600 for the 2008-2009 tax year.

(b) Consideration in the form of SLR Management B shares

(i) Acquisition of SLR Management B Shares

To the extent that an SLR B Shareholder receives SLR Management B Shares in exchange for his SLR B Shares he will not be treated as having made a disposal of those SLR B Shares. Instead, for individual SLR B Shareholders receiving SLR Management B Shares in exchange for SLR B Shares, any gain or loss which would have arisen on a disposal of SLR B Shares will be "rolled over" until the subsequent disposal of the SLR Management B Shares. Clearance has been granted by HMRC under s138 Taxation of Chargeable Gains Act 1992.

(ii) Disposal of SLR Management B Shares

A subsequent disposal of the SLR Management B Shares may, depending on a Shareholder's particular circumstances, give rise to a liability to UK capital gains tax.

For individual SLR B Shareholders, any rolled over gain or loss will be deemed to arise on the subsequent disposal of the SLR Management B Shares. The allowable cost to be used in determining the gain or loss accruing should be calculated with reference to the market value of SLR Management B Shares received on exchange compared to the total proceeds received (i.e. to the market value of SLR Management B shares received plus any cash received).

(c) Other direct tax matters

Special tax provisions may apply to SLR B Shareholders who have acquired or acquire their SLR Shares either by exercising options under the SLR Enterprise Management Incentive Scheme or, in certain other circumstances, by virtue of an office or employment including provisions imposing a charge to income tax (and national insurance contributions) when such an option is exercised or the relevant SLR B Shares are sold. Such SLR B Shareholders are therefore advised to seek their own independent professional advice in this regard. Holders of SLR Share Options are referred to the Optionholder Proposals set out on page 15.

However, as a general rule, where the SLR B Shares were acquired for tax purposes on or after 16 April 2003 for not less than their 'unrestricted market value' and/or a 'section 431' election (opting to be taxed by reference to that value on acquisition) was made within 14 days of the acquisition of the shares, any gain made on those SLR B Shares should be liable to capital gains tax as set out at section (a) above. Any gain on SLR B Shares which are deemed to have been acquired for tax purposes before 16 April 2003 should similarly be subject to capital gains tax as set out at section (a) above. If shares were acquired for less than their unrestricted market value on or after 16 April 2003, or no s431 election were entered into, then the difference between unrestricted market value and the price actually paid for those shares would be chargeable to income tax.

(d) Stamp duty and stamp duty reserve tax ("SDRT")

No stamp duty or SDRT should be payable by SLR B Shareholders as a result of accepting the Offer.

US Taxation

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Services Circular 230, Shareholders are hereby notified that:

a) any discussion of US federal tax issues contained or referred to in this Offer or any document referred to herein is not intended or written to be used, and cannot be used by Shareholders for the purposes of avoiding penalties that may be imposed on them under the US Internal Revenue Code;

b) such discussions is written for use in connection with the promotion or marketing of the transactions or matters addressed here in; and

c) Shareholders should seek advice based on their particular circumstances from an independent tax advisor.

Provided that certain criteria are met, it is anticipated that SLR Managements' acquisition of SLR Holdings will likely qualify as a tax-deferred transaction under Section 351 of the Internal Revenue Code for US tax purposes ("Section 351 Exchange"). If the transaction qualifies as a tax-deferred Section 351 Exchange, then SLR Shareholders who are US persons and who transfer SLR B Shares in exchange for cash and SLR Management B Shares will likely be able to defer recognition of any realized gain on their SLR B Shares exchanged for SLR Management B Shares (subject to the passage on vested Options below). SLR Shareholders who are US persons, however, will immediately recognise gain on the cash received in exchange for SLR B Shares. Since management and employee shareholders of SLR Holdings likely own more than 50 per cent. of the vote or value of SLR Holdings and such shareholders will likely also own more than 50 per cent. of the vote or value of SLR Management, all/portion of the gain recognized by such shareholders could be treated as a dividend if SLR Holdings has earnings and profits. Such dividend is generally taxed at 15 per cent. for individuals assuming that the dividend is a "qualified dividend" and that SLR Holdings is not a "passive foreign investment company" ("PFIC") for US tax purposes. Any cash received which is not treated as a dividend for US tax purposes, would first be treated as a return of capital to the shareholder, with the residual amount treated as a capital gain (and taxed to individuals at 15 per cent. provided that the one-year holding period has been satisfied and that SLR Holdings is not a PFIC). Note that any SLR B Shareholder who is a US person and who owns more than 5 per cent. of the vote and value of SLR Management immediately after the exchange will need to enter into a five-year gain recognition agreement in order to qualify for a deferral on their SLR B Shares exchanged for SLR Management B Shares.

Generally, for U.S. tax purposes, the exercise of an incentive stock option ("ISO") will not trigger any U.S. tax consequences to the employee holding the option. If, however, the employee disposes of the ISO stock either: (a) less than one year after exercising the option; or (b) less than two years after the option grant, then such shareholder will recognize ordinary income in an amount equal to the lesser of: (a) the difference between the exercise price and the fair market value of ISO stock on the exercise date; or (b) the amount of gain recognized on the subsequent disposition of the ISO stock received through such exercise. A disposition for thee purposes includes the exchange of ISO stock for cash and for stock consideration received in an otherwise tax deferred Section 351 Exchange. As a result, a Holder's exercise of vested Options and acceptance of the Offer to receive cash and SLR Management's B shares will likely result in the Holder currently recognizing ordinary income in an amount as determined above. The recognized income will be subject to US tax at an ordinary income rate for individuals of up to 35 per cent. (rather than at the capital gains rate of 15 per cent.).

Subject to any specific exceptions it is anticipated that US states will likely respect the US federal tax treatment discussed above and US state taxes will be payable on any gain recognised by any SLR Shareholder who is a US person and considered resident in a US state.

Canadian Taxation

Certain Canadian Federal Income Tax Considerations

The following summary fairly presents the principal Canadian federal income tax consequences under the Income Tax Act ("ITA") of the Offer generally applicable to Shareholders who, for the purposes of the ITA and at all relevant times, hold their SLR B Shares and will hold their SLR Management B Shares as capital property and deal at arm's length, and are not affiliated with SLR Holding Limited ("Holders"). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Income Tax Act ("ITA") and the regulations issued thereunder (the "Regulations") and on KPMG's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). This summary takes into account all specific proposals to amend the ITA and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but does not otherwise take into account or anticipate any changes in law to retroactive changes, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

SLR B Shareholders

A Canadian Management Shareholder of an SLR B Share will be considered to have disposed of its fraction of an SLR B Share for proceeds of disposition equal to the aggregate of the amount of any cash received for that fraction of the share. The Holder will realise a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) such Holder's adjusted cost base of that fraction of the

SLR B Share immediately before the exchange. The income tax treatment of such gain or loss is discussed below.

Shares Qualifying for Tax Deferral

Except where the Shareholder (in its income tax return for the taxation year that includes the time of exchange) includes in its income any portion of the gain or loss otherwise arising from the exchange, a Shareholder who, under the Proposal, exchanges a fraction of an SLR B Share for one SLR Management B Share will realize neither a capital gain nor a capital loss on the exchange. The Shareholder will be considered to have disposed of a fraction of the SLR B Share for proceeds of disposition equal to the adjusted cost base to the Shareholder immediately before the exchange and to have acquired SLR Management B Shares at an aggregate cost equal to those proceeds of disposition, such aggregate cost to be averaged, for the purpose of computing such Shareholder's adjusted cost base, with the adjusted cost base of any other SLR Management B Shares held by such Shareholder at that time as capital property. Under the current administrative practice of the CRA, a Holder who receives cash of Can$200 or less in lieu of a fraction of a SLR Management B. Share may either include the capital gain or capital loss on the partial disposition of the SLR B Shares in computing income, or may instead reduce the adjusted cost base to the Shareholder of their SLR Management shares by the amount of the cash.

Taxation of Capital Gains and Losses

A Shareholder who, as described above, realises a capital gain or a capital loss on the disposition of the SLR B shares will generally be required to include in income one half of any such capital gain ("taxable capital gain") and may apply one half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in the following year, in either case, against taxable capital gains realised in such year in accordance with the detailed rules of the ITA.

The realisation of a capital gain or loss by a Shareholder which is an individual may affect the individual's liability for alternative minimum tax under the ITA.

7. Procedure for acceptance

SLR B Shareholders may accept the Offer in respect of such SLR B Shares (including those SLR B Shares allotted to them on the exercise of Vested Options) by completing and returning the Form of Acceptance in accordance with the procedure set out in this paragraph.

(a) To accept the Offer

To accept the Offer in respect of your SLR B Shares, SLR B Shareholders and holders of Vested Options should complete Boxes 1 and 3 and sign and date Box 2 of the enclosed Form of Acceptance **in the presence of a witness (i.e. someone who is 18 years of age or over and not your spouse or other relative), who should also sign in accordance with the instructions printed therein.** If you are resident in the United Kingdom, the USA or Canada, you should refrain from inserting "NO" in Box 4 and it will be unnecessary for you to complete Box 5. Finally, please tick Box 6 if your SLR Share certificate and/or option certificate has been lost.

(b) Return of Form of Acceptance

To accept the Offer in respect of your SLR B Shares, all completed Forms of Acceptance, together with your share certificate(s) for such SLR B Shares and/or other document(s) of title, should be returned by post or by hand to John Green, 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, HP18 9PH **as soon as possible but in any event so as to be received not later than 3.30 p.m. (British Summer Time) on 25 May 2008.**

Completed and signed Forms of Acceptance should be sent with your SLR Holdings share certificate, and/or Option certificate Proxy Form to 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire, HP18 9PH, England (Ref: John Green).

(c) Share/Option Certificates not readily available or lost

If, in the case of an SLR B Shareholder and/or option holder, your certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and **returned as stated above so as to arrive not later than 3.30 p.m. on 25 May 2008,** together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share/option certificate(s) and/or other document(s) of title. Signing the Form of Acceptance authorises any director of SLR Holdings to sign a letter of indemnity for lost share/option certificate(s) on your behalf as your attorney.

(d) Validity of acceptances

Without prejudice to this document, SLR Management reserves the right to treat as valid any acceptance of the Offer in relation to SLR B Shares which is not entirely in order or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until (as applicable) after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to SLR Management have been received.

(e) Money laundering

The verification of identity requirements of the Money laundering Regulations 2003 (as amended) will apply, and verification of the identity of SLR B Shareholders and holders of Vested Options may be required. If the value of the cash consideration which a SLR B Shareholder or Vested Option holder is to receive is less than £10,000 then they will not be required to satisfy verification of identity requirements. However, if such value exceeds that amount, then failure to provide satisfactory evidence of identity, if so required by SLR Management at their absolute discretion, may result in an acceptance being treated as invalid and/or in the delay of the payment of the cash element of the consideration.

As a general guideline, a passport or other government issued form of photographic identification such as a drivers licence will be considered satisfactory evidence of identification. Other forms of identification may be accepted by SLR Management should they decide that the requirements have been satisfied. Neither SLR Management, not SLR Holdings shall be responsible or liable to any person for any loss or damage suffered as a result of the exercise of their discretion hereunder.

(f) Overseas shareholders

Any Form of Acceptance received in an envelope postmarked in, or otherwise appearing to SLR Management or its agents to have been sent from a jurisdiction other than the United Kingdom, Canada or the United States may be rejected as an invalid acceptance of the Offer. For further information on overseas shareholders, see paragraph 2 of Part B of Appendix I.

8. Power of Attorney

The Form of Acceptance incorporates a power of attorney, which permits any director of SLR Holdings to do the following on your behalf:

1. Exercise your Vested Options immediately prior to Completion, accept the Offer in relation to the resulting SLR B Shares and to use cash received under the Offer to pay the exercise price and any tax withholding or social security for which you are liable in relation to the exercise of your Vested Options;

2. Consent to short notice being given for general meetings to pass resolutions relating to the Offer (including, without limitation, the related financial issues such as the provision of financial assistance (within the meaning of section 152 of the Companies Act 1985) by SLR Holdings);

3. Exercise the voting rights attaching to your SLR B Shares (including by way of written resolution);

4. Give any waivers and/or consents which may be required or deemed to be desirable under any existing agreements between SLR B Shareholders or under the Articles of Association of SLR Holdings;

5. Execute all necessary documents on your behalf in pursuance of the Offer, including without limitation, stock transfer forms, and pre-emption waivers in respect of your transfer of SLR B Shares;

6. Sign an election under Section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 for SLR Management B Shares and SLR B Shares (if applicable) acquired to be treated as if they were not restricted securities for tax purposes or sign an election under Section 83(b) of the United States Internal Revenue Code or any similar election in any jurisdiction;

7. Make an election relating to tax treatment and/or regarding the payment of tax withholding (including Pay As You Earn and National Insurance Contributions) and/or social security contributions (NB this power is for administrative convenience and will not affect the amount payable); and

8. Do any other act or thing which appears necessary or desirable to give effect to the Offer.

9. Settlement

All documents and remittances sent by, to, or from SLR B Shareholders or their appointed agents will be sent at the risk of such shareholders.

UK shareholders

Certificates for new SLR Management B Shares due to accepting SLR B Shareholders resident in the UK will be despatched by first-class post within five business days of Completion. All cash payments due will be made in pounds sterling by electronic bank transfer within three Business Days of Completion.

Payments to UK resident holders of Vested Options will be made net of a deduction for the aggregate exercise price and for any income tax and social security payable.

US shareholders

Certificates for new SLR Management B Shares due to accepting SLR B Shareholders resident in the US will be despatched by mail within three business days of Completion. All cash payments due to US residents will be converted into US dollars on the business day after Completion and paid within three business days after Completion by inter bank transfer.

Payments to US resident holders of Vested Options will be made net of a deduction for the aggregate exercise price and for any federal and state withholding taxes, social security and medicare payable.

Canadian shareholders

Certificates for new SLR Management B Shares due to accepting SLR B Shareholders resident in Canada will be despatched by mail within three business days of Completion. All cash payments due to Canadian residents will be converted into Canadian dollars on the business day after Completion and paid within three business days after Completion by inter bank transfer.

Payments to Canadian resident holders of Vested Options will be made net of a deduction for the aggregate exercise price and for any federal and state withholding taxes, social security and medicare payable.

10. General

Save in relation to the deduction of amounts due to SLR Holdings on the exercise of Vested Options, settlement of the consideration to which any SLR Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which SLR Management may otherwise be, or claim to be, entitled against such SLR Shareholder.

11. Further information

Your attention is drawn to the following Appendices which form part of this document:

Appendix I	Terms and conditions of Offer
Appendix II	Information about SLR Holdings
Appendix III	Summary of the SLR Management Articles of Association
Appendix IV	Additional Information
Appendix V	Definitions

Yours faithfully,
for and on behalf of
SLR Management

D Richards
Director

Appendix I

CONDITIONS OF THE OFFER

Part A

The Offer is being made by SLR Management and will be subject to the following conditions:

(a) valid acceptances being received by not later than 3.30 p.m. (British Summer Time) on 25 May 2008 (or such other time(s) and/or date(s) as SLR Management may decide) in respect of not less then 90 per cent. (or such lesser percentage as SLR Management may decide) in nominal value of the SLR B Shares to which the Offer relates, and not less than 90 per cent. (or such lesser percentage as SLR Management may decide) of the voting rights carried by the SLR B Shares to which the Offer relates, including, for this purpose any such voting rights attaching to any SLR B Shares that are unconditionally allotted or issued before the Offer becomes or is declared wholly unconditional, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for this purpose (i) the expression "SLR B Shares to which the Offer relates" shall be construed in accordance with Sections 974-991 of the Companies Act 2006 (as amended) and (ii) shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry on issue;

(b) the EGM Resolution being passed at the Extraordinary General Meeting (notice of which is set out at the end of this document);

(c) all conditions precedent to the Financing Agreements being satisfied or waived (save in respect of any condition which relates to the Offer having become wholly unconditional);

(d) the SLR A Share Acquisition becoming wholly unconditional in all respects (save in respect of any condition which relates to the Offer having become wholly unconditional); and

(e) in so far as it is competent to review the SLR A Share Acquisition, the German Federal Cartel Office:

  (i) having notified 3i (or its legal advisers) within one month from receipt of the complete notification that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition are not satisfied; or

  (ii) not having informed 3i (or its legal advisers) within one month from the receipt of the complete notification that it has opened an in-depth investigation.

SLR Management reserves the right to waive all or any of the above conditions, in whole or in part, with the exception of condition (e) which may only be waived with the permission of 3i, and to extend the date on which acceptances must be received to satisfy the conditions. In particular, SLR Management reserves the right to waive the condition relating to the EGM Resolution to the extent it is able to pass such resolution by written resolution (pursuant to section 288 of the Companies Act 2006) at an earlier time. The Offer will lapse unless all the above conditions are fulfilled or, if capable of waiver, waived by midnight on the Long Stop Date.

Part B - Further terms of the Offer

The following further terms apply to the Offer and, unless the context otherwise requires, any reference in this Part B of Appendix I and in the Form of Acceptance to:

(a) the "acceptance condition" means the conditions as to acceptances of the Offer set out in paragraph (a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances shall be construed accordingly;

(b) "acceptances of the Offer" shall include deemed acceptances of the Offer;

(c) the "Offer" shall include any election available under the Offer and any revision, variation or renewal thereof or any extension thereto;

(d) the Offer becoming or being declared "unconditional" means the acceptance conditions being or becoming or being declared satisfied, and references to the Offer having become or not having become unconditional shall be construed accordingly;

(e) "Offer Period" means, in relation to the Offer, the period commencing on 1 May 2008 until whichever of the following times shall be the earliest of:(i) The Long Stop Date and (ii) the time and date on which the Offer becomes or is declared unconditional in all respects; and

(f) any reference in this document and in the Form of Acceptance to 25 May 2008 (except in the definition of "Offer Period" in this Part B) shall, except where the context otherwise requires, be deemed, if the expiry date of the Offer be brought forward or extended, to refer to the expiry date of the Offer as so brought forward or extended.

1. General

(a) The Offer will lapse unless all the conditions have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by SLR Management in its reasonable opinion to be or remain satisfied by midnight on the Long Stop Date, or such later date as SLR Management may decide. In such a case SLR Management and SLR B Shareholders shall thereupon cease to be bound by prior acceptances.

(b) Settlement of the consideration to which any SLR B Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without having regard to any lien, right of set-off (save, in respect of Vested Options, any deduction of exercise monies and tax and social security contributions arising on exercise of those options), counterclaim or other analogous right to which SLR Management may otherwise be, or claim to be, entitled as against him.

(c) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document will have the same meanings when used in the Form of Acceptance unless the context otherwise requires. The provisions of this Appendix are deemed to be incorporated in the Form of Acceptance.

(d) The Offer, all acceptances of it and elections thereunder, the Form of Acceptance, this document, and all contracts made pursuant thereto and actions taken or made or deemed to be taken or made under any of the foregoing are governed by and shall be construed in accordance with English law. Execution by or on behalf of an SLR B Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form of Acceptance, to the exclusive jurisdiction of the Courts of England and his agreement that nothing shall limit the right of SLR Management to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction. No parties shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Offer.

(e) The Offer is made at 11.00am. on 1 May 2008 and is capable of acceptance from and after that time.

(f) The Offer is being made by means of this offer document. Copies of this offer document, the Form of Acceptance and any related documents are available from 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire HP18 9PH.

(g) Any omission or failure (or decision not) to despatch this document, the Form of Acceptance or any other document relating to the Offer and/or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made, shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer extends, to all SLR B Shareholders and holders of Vested Options to whom this document, the Form of Acceptance and/or any other such document may not be despatched and who may not receive such documents, and such persons may collect copies of those documents during normal business hours from 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire HP18 9PH.

(h) If the Offer does not become unconditional in all respects the Forms of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post within 14 days of the Offer lapsing, at the risk of the SLR B Shareholder concerned, to the person or agent whose name and address is set out in Box 3 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address.

(i) All powers of attorney, appointments of agents, and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the SLR B Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

(j) All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any SLR B Shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agents) at their risk. No acknowledgement of receipt of any Form of Acceptance, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of SLR Management.

(k) Without prejudice to any other provisions of this Part B, SLR Management reserves the right to treat acceptances of the Offer and elections pursuant thereto as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or if received by or on behalf of it at any place or places or in any manner determined by it otherwise than as set out in this document or in the Form of Acceptance.

(l) All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(m) The SLR B Shares which are the subject of the Offer will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and third party rights and together with all rights now or hereafter attaching thereto, including the right to all dividends and other distributions (if any) declared, made or paid hereafter.

(n) All acceptances of the Offer are irrevocable and may not be withdrawn.

2. Overseas Shareholders

(a) The making of the Offer in, or to certain persons resident in, jurisdictions outside the United Kingdom or who are, or are nominees of or trustees for, citizens, residents or nationals of, other countries may be affected by the laws of the relevant overseas jurisdiction. SLR B Shareholders who are, or are nominees of or trustees for citizens, residents or nationals of other countries should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such SLR B Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and SLR Management shall be entitled to be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes as the SLR Management may be required to pay.

(b) The Offer is not being made in or into, and the Offer cannot be accepted by any such use, means or instrumentality from within any Restricted Jurisdiction. Furthermore, the new SLR Management B Shares to be issued pursuant to the Offer have not been and will not be registered under the Securities Act. No prospectus in relation to the new SLR Management B Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission and no steps have been nor will any be taken to enable the new SLR Management B Shares to be offered in Japan in compliance with applicable securities laws in Japan. Accordingly, unless an exemption under relevant securities law is applicable, such securities may not be directly or indirectly offered, sold or delivered in any Restricted Jurisdiction, or to or for the account or benefit of any person resident in any Restricted Jurisdiction, without compliance with applicable security laws of such Restricted Jurisdiction.

The new SLR Management B Shares proposed to be issued to SLR B Shareholders resident in the United States in connection with the Offer will be issued pursuant to Rule 802 under the Securities Act and, where available, under exemptions from registration or qualification under state securities laws. Depending on the current status of the SLR B Shares held by SLR B Shareholders who are resident in the US sold in the Offer, the new SLR Management B Shares issued pursuant to the Offer may be "Restricted Securities" within the meaning of Rule 144 under the US Securities Act. Accordingly, in connection with any sale or other transfer of direct or indirect beneficial interest in new SLR Management B Shares into or within the United States or to any US Person (as defined in Regulation S under the Securities Act), holders of new SLR Management B Shares should consult with US securities law counsel regarding applicable restrictions, if any, on such sales or transfers.

The new SLR Management B Shares have not been approved or disapproved by the Securities and Exchange Commission or any US state securities commission, nor has the Securities and Exchange Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is unlawful and may be a criminal offence.

(c) SLR Management will not (unless otherwise determined by SLR Management in its sole discretion and save as provided for in paragraph 2(h) below) mail, distribute or deliver, or authorise the mailing, distribution or delivery of, this document, the Form of Acceptance or any related offering document in or into or from any Restricted Jurisdiction, or to any person resident in a Restricted Jurisdiction, including (without limitation) to SLR B Shareholders with registered addresses in any Restricted Jurisdiction or to persons whom SLR Management knows to be trustees, nominees or custodians holding SLR B Shares for such persons. Persons receiving such documents (including, without limitation, trustees, nominees or custodians) must not distribute, send or mail them in, into or from any Restricted Jurisdiction or to any person resident in any Restricted Jurisdiction, or use the Australian or Japanese mails or any such means or instrumentality for any purpose directly or indirectly in connection with the Offer, and doing so may invalidate any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use the Japanese mails or any such means or instrumentality for any purpose directly or indirectly related to acceptance of the Offer or such election. Envelopes containing Forms of Acceptance should not be postmarked in any Restricted Jurisdiction or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside a Restricted Jurisdiction for the receipt of the consideration to which they are entitled under the Offer, or for the return of Forms of Acceptance, certificates for SLR B Shares and/or other documents of title.

(d) An SLR B Shareholder may be deemed not to have validly accepted the Offer if: (i) he puts "No" in Box 4 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraphs (a) – (c) of Part C of this Appendix I; (ii) having inserted in or having completed Box 3 of the Form of Acceptance with a registered address in any Restricted Jurisdiction or having a registered address in any Restricted Jurisdiction, he does not insert in Box 5 of the Form of Acceptance the name and address of a person or agent outside any Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent, subject to the provisions of this paragraph 2 and applicable laws (iii) he inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in any Restricted Jurisdiction to whom he wishes the consideration to which he is entitled under or in consequence of the Offer to be sent, subject to the provisions of this paragraph 2 and applicable laws or (iv) the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to SLR Management or its agents to have been sent from any Restricted Jurisdiction.

SLR Management reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representation and warranty set out in paragraph (a) to (c) of Part C of this Appendix I could have been truthfully given by the relevant SLR B Shareholder and, if such investigation is made and as a result SLR Management cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not be valid.

(e) SLR Management will not authorise the delivery of any documents of title in respect of new SLR Management B Shares, into or from any Restricted Jurisdiction or to any person (i) who is, or whom SLR Management has reason to believe is, a person resident in any Restricted Jurisdiction or (ii) who is unable or fails to give the representation and warranty set out in paragraph (l) of Part C of this Appendix II or (iii) with a registered address in any Restricted Jurisdiction.

(f) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance or any related offering documents in, into or from any Restricted Jurisdiction or uses the mails of or any means or instrumentality (including without limitation facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, any Restricted Jurisdiction in connection with such forwarding, such person should (i) inform the recipient of such fact (ii) explain to the recipient that such action may (subject to paragraph 2(h) below) invalidate any purported acceptance by the recipient and (iii) draw the attention of the recipient to this paragraph 2.

(g) As used in this document and in the Form of Acceptance, the **"United States"** means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, **"US person"** has the same meaning as in Regulation S under the Securities Act and may include, without limitation, (i) any individual who is a resident or citizen of the United States and (ii) a corporation, partnership or other entity created or organised in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of the source, provided however that the term **"US person"** shall not include a branch or agency of a United States bank or insurance company that is operating outside the United States for valid business reasons as a locally registered branch or agency engaged in the banking or insurance business and not solely for the purposes of investing in securities not registered under the Securities Act.

(h) The provisions of this paragraph 2 and/or any other terms of the Offer relating to overseas SLR B Shareholders may be waived, varied or modified as regards a specific SLR B Shareholder or SLR B Shareholders or on a general basis by SLR Management in its absolute discretion. The provisions of this paragraph 2 shall have precedence over any terms of the Offer which are inconsistent with them.

(i) The Offer extends to any SLR B Shareholders not resident in the United Kingdom to whom this document, the Form of Acceptance and any related documents may be despatched and such SLR B Shareholders may collect copies of these documents from 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury, Buckinghamshire HP18 9PH.

References in this Part B to an SLR B Shareholder shall include the person or persons executing a Form of Acceptance and, in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and severally.

Neither SLR Management nor any agent nor director of SLR Management nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

The provisions of this Part B supersede and will apply in lieu of any terms of the Offer inconsistent with them.

Part C Form of Acceptance

Each SLR B Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with SLR Management (so as to bind him/her, his/her personal representatives, heirs, successors and assigns) as follows:-

(a) that the execution of the Form of Acceptance shall constitute an acceptance of the Offer on and subject to the terms and conditions set out or referred to in this document;

(b) that the SLR B Shares in respect of which the Offer is accepted or deemed to be accepted are sold free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including the right to receive all dividends and other distributions, if any, declared, made or paid after the date hereof;

(c) that, in relation to SLR B Shares, the execution of the Form of Acceptance constitutes irrevocable authorities and requests:-

(i) to any director of SLR Holdings, as attorney for the accepting shareholder, to exercise all Vested Options in full and to retain such cash proceeds under the Offer as is required to pay the exercise price and any tax withholding or social security for which you are liable in relation to the exercise of your Vested Options, to sign the Investment Agreement and the Deed of Warranty and Covenant and all related documents (if applicable), to consent to short notice of any general meeting of SLR Holdings, to vote at the Extraordinary General Meeting (notice of which is set out at the end of this document) and any other general meeting or to execute written resolutions (pursuant to section 288 of the Companies Act 2006) and do any other act or thing which the attorney deems to be necessary or desirable in relation to the Offer set out in this document;

(ii) to any director of SLR Holdings as attorney to sign an election under section 431 (1) of the Income Tax (Earnings and Pensions) Act 2003 for the SLR Management B Shares (and SLR B Shares if applicable) acquired to be treated as if they were not restricted securities for tax purposes or to sign an election under 83(b) of the United States Internal Revenue Code or any similar election required in any jurisdiction:

(iii) to SLR Holdings or its agents to procure the registration of the transfer of those SLR B Shares pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to SLR Management or as they may direct;

(iv) to SLR Management or its agents to procure the despatch by electronic bank transfer any cash, and the posting of document(s) of title for any new SLR Management B Shares to which an accepting SLR B Shareholder is entitled, at the risk of such shareholder, to the person or agent whose name and address is set out in Box 3 of the Form of Acceptance, or if no name and address is set out in Box 3, to the first-named holder at his registered address;

(v) to SLR Management or its agents to procure that the name(s) of such SLR B Shareholder(s) is/are entered on the register of members of SLR Management in respect of any SLR Management B Shares to which such shareholder(s) may become entitled under the Offer, subject to the terms of the memorandum and articles of association of SLR Management; and

(vi) to SLR Management or its agents, to record and act upon any instructions with regard to notices or dividend mandates which have been recorded in the records of SLR Holdings in respect of such SLR B Shareholder's holding(s) of SLR B Shares as if such mandates had been given in respect of its holding of SLR Management B Shares;

(vii) to any director of SLR Holdings, as attorney for the accepting shareholder to make an election relating to tax treatment and/or regarding tax withholding (including Pay As You Earn and National Insurance contributions) and/or social security; and

(viii) to any director of SLR Holdings, as attorney for the accepting shareholder to give any waivers and / or consents which may be required or deemed desireable under any existing agreements between SLR B Shareholders or under the articles of association of SLR Holdings.

(d) that, subject to the Offer becoming or being declared unconditional in all respects and pending registration, the execution of a Form of Acceptance by an SLR B Shareholder in respect of the SLR B Shares comprised in such acceptance constitutes:-

(i) an authority to SLR Holdings from such SLR B Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him/her as a member of SLR Holdings to SLR Management at its registered office;

(ii) the agreement of such SLR B Shareholder not to exercise any rights to receive such information without the consent of SLR Management and the irrevocable undertaking of such SLR B Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting; and

(iii) the irrevocable appointment of SLR Holdings or any of its directors or agents to sign such documents and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to such SLR B Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting on his behalf and/or to execute a form of proxy in respect of such SLR B Shares appointing any person nominated by SLR Holdings to attend general or separate class meetings of SLR Holdings or its members or any of them and to exercise the votes attaching to such SLR B Shares on his behalf), such votes (where relevant) to be cast so far as possible to satisfy any outstanding condition of the Offer such appointment to remain in place until the Offer lapses or should the Offer become or be declared wholly unconditional in all respects, until such SLR B Shares are registered in the name of SLR Management;

(e) that he will deliver to the relevant address specified on page 12 of this document (under the sub-heading "Action to be taken") his share certificate(s) or other document(s) of title in respect of all SLR B Shares in respect of which the Offer has been accepted or is deemed to have been accepted by him, or an indemnity acceptable to SLR Management in lieu thereof, as soon as possible and in any event within 2 months of the Offer becoming unconditional in all respects;

(f) that the terms and conditions of the Offer contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance which shall be read and construed accordingly;

(g) that he will do all such acts and things as shall be necessary or expedient to transfer the legal and beneficial ownership of the SLR B Shares to SLR Management or its nominee(s) or such other persons as it may decide;

(h) the execution of the Form of Acceptance constitutes his irrevocable waiver of any rights he may have under any share purchase agreement or shareholders' agreement relating to SLR B Shares entered into by him prior to the date of this document and his agreement to its/their termination;

(i) that the execution of the Form of Acceptance constitutes his irrevocable submission in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England;

(j) that on execution the Form of Acceptance shall take effect as a deed;

(k) that if any provision of Part B or this Part C of Appendix I shall be unenforceable or invalid or shall not operate so as to afford SLR Holdings or any director of SLR Holdings the benefit or authority expressed to be given therein or herein (as the case may be) , he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable SLR Holdings or any director of SLR Holdings to secure the full benefits of Part B and this Part C of Appendix 1; and

(l) that unless "No" is inserted in Box 4 of the Form of Acceptance, such SLR B Shareholder:

(i) (if he is a citizen, resident, or national of a jurisdiction outside the United Kingdom) has observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in SLR Management or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with SLR Management or his acceptance thereof;

(ii) is not resident in any Restricted Jurisdiction and is not acting on behalf of a person resident in any Restricted Jurisdiction and that he will not, directly or indirectly, hold or acquire new SLR Management B Shares to or for the account or benefit of any person resident in any Restricted Jurisdiction with a view to the offer, sale or delivery, directly or indirectly, of any new SLR Management B Shares in any Restricted Jurisdiction or to a person resident in any Restricted Jurisdiction; and

(iii) has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from any Restricted Jurisdiction, or any other jurisdiction where such actions may constitute a breach of any legal or regulatory requirements, and has not utilised in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of any Restricted Jurisdiction or such other jurisdiction, is accepting the Offer from outside any Restricted Jurisdiction and is not an agent or fiduciary acting on a on-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal who has given instructions with respect to the Offer from outside any Restricted Jurisdiction;

References in this Part C to an SLR B Shareholder shall include references to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

Appendix II

Information about SLR Holdings

SLR Holdings Limited is the holding Company of the SLR Group, a leading international environmental consultancy providing services to the public and private sectors, from a network of over 40 offices in Canada, UK and the USA.

The SLR Group has a clear strategy focused on providing high quality consultancy and advisory services to clients with whom it develops and retains long term relationships. The strategy is based on organic growth, augmented by the selective acquisition of high calibre companies to strengthen and extend our technical and geographic coverage.

Development is targeted towards sectors which are attractive, not only due to high growth potential but which are also sufficiently specialised to allow the SLR Group to establish leading market positions either in terms of market share or technical expertise. These sectors include energy, waste management, planning & development, industry, mining & minerals, and financial & professional.

The success of the approach can be measured not only by the excellent growth and profitability of the SLR Group, but also by exceptionally high client satisfaction ratings and client retention; over 50 per cent. of the SLR Group's turnover in 2007 derived from clients with whom we have worked for 7 years or more.

The market in which the SLR Group operates is driven by:

- a high volume of new legislation and regulations ;
- the high cost of natural resources driving development spending on new assets and environmental remediation of existing assets;
- the Stern Review, Kyoto Protocol and security of supply issues increasing the move to local and sustainable energy sources;
- the introduction of financial penalties for non-compliance;
- an increased awareness of the reputational issues, responsibilities and liabilities facing both private and public sector institutions; and
- lack of resources within those public and private sector institutions to address this complex and highly specialist area.

All of these factors are widely anticipated to be present for the foreseeable future, providing an excellent platform for the sustained growth of both the overall environmental market and the SLR Group.

From its inception in 1994, the SLR Group has consistently grown revenues by over 20 per cent. a year. From 1994 until 2006 the growth was almost entirely organic, and is illustrated in the graphs below.


£ 000s
Revenue Growth 1997 - 2006
25,000
20,000
15,000
10,000
5,000
0


EBITA Growth 1997 - 2006
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0

The graphs also illustrate equally strong growth in profits, with EBITA increasing from less than £0.5 million in 2002, to £4.1 million in 2006.

In 2007, whilst maintaining its organic growth, SLR Holdings acquired two companies; Insite Environments Limited in the UK and SEACOR Environmental Inc in Canada. Insite were an award winning urban design consultancy based in Newcastle upon Tyne, and SEACOR a leading Canadian environmental consultancy operating nationally from offices across Canada. Insite was acquired in June 2007, with SEACOR being acquired in September 2007, meaning that the revenues and profits from the acquisitions in the 2007 SLR Holdings accounts do not represent a full year contribution.

Notwithstanding this, 2007 revenues increased from £23.8 million to £31.6 million, with EBITA increasing to £5.6 million in 2007.

Extracts from the annual report and financial statements of SLR Holdings for the year ended 26 October 2007

SLR Holdings Limited

Consolidated profit and loss account for the year ended 26 October 2007

	Note	Continuing operations 2007 £	Acquisitions 2007 £	Total 2007 £	Total 2006 £
Turnover	2	**28,911,680**	**2,734,542**	**31,646,222**	23,798,614
Cost of sales		**(13,328,463)**	**(1,450,198)**	**(14,778,661)**	(11,310,296)
Gross profit		**15,583,217**	**1,284,344**	**16,867,561**	12,488,318
Administrative expenses		**(10,995,186)**	**(1,096,856)**	**(12,092,042)**	(9,103,941)
Operating profit before goodwill amortisation		**5,325,496**	**302,001**	**5,627,497**	4,121,840
Goodwill amortisation		**(737,465)**	**(114,513)**	**(851,978)**	(737,463)
Operating profit	5	**4,588,031**	**187,488**	**4,775,519**	3,384,377
Interest receivable				**324,417**	122,640
Interest payable and similar charges	6			**(1,073,380)**	(820,947)
Profit on ordinary activities before taxation				**4,026,556**	2,686,070
Taxation on profit from ordinary activities	7			**(1,486,679)**	(1,031,022)
Profit on ordinary activities after taxation	18			**2,539,877**	1,655,048

All amounts shown relate to continuing activities.

SLR Holdings Limited

Consolidated statement of total recognised gains and losses
for the for the year ended 26 October 2007

	Note	2007 £	2006 £
Profit for the financial year	18	**2,539,877**	1,655,048
Currency translation differences on net investments		**60,700**	(24,602)
		2,600,577	1,630,446

SLR Holdings Limited

Consolidated balance sheet
at 26 October 2007

	Note	2007 £	2007 £	2006 £	2006 £
Fixed assets					
Tangible assets	10		**1,148,155**		725,189
Intangible assets	11		**16,794,169**		12,817,343
			17,942,324		13,542,532
Current assets					
Debtors	13	**14,014,497**		6,847,080	
Cash at bank and in hand		**3,365,659**		3,589,137	
		17,380,156		10,436,217	
Creditors: amounts falling due within one year	15	**(12,674,751)**		(6,728,336)	
Net current assets			**4,705,405**		3,707,881
Total assets less current liabilities			**22,647,729**		17,250,413
Creditors: amounts falling due after more than one year	16		**(15,766,856)**		(7,592,822)
			6,880,873		9,657,591
Capital and reserves					
Called up share capital	17		**36,368**		32,951
Share premium account	18		**602,606**		450,189
Merger reserve	18		**6,695,677**		6,515,643
Profit and loss account	18		**(453,778)**		2,658,808
Shareholders' funds	19		**6,880,873**		9,657,591

The financial statements were approved by the Board of Directors and authorised for issue on

D G Richards

Director

SLR Holdings Limited

Company balance sheet
at 26 October 2007

	Note	2007 £	2007 £	2006 £	2006 £
Fixed assets					
Investments	12		**17,977,677**		10,888,818
Current assets					
Debtors	13	**5,578,787**		3,067,150	
Cash at bank and in hand		**2,562,621**		3,234,690	
		8,141,408		6,301,840	
Creditors: amounts falling due within one year	15	**(9,683,710)**		(9,202,826)	
Net current liabilities			**(1,542,302)**		(2,900,986)
Total assets less current liabilities			**16,435,375**		7,987,832
Creditors: amounts falling due after more than one year	16		**(15,722,161)**		(7,504,692)
			713,214		483,140
Capital and reserves					
Called up share capital	17		**36,368**		32,951
Share premium account	18		**602,606**		450,189
Profit and loss account	18		**74,240**		-
Shareholders' funds	19		**713,214**		483,140

The financial statements were approved by the Board of Directors and authorised for issue on

D G Richards

Director

27 MAY 2008 16:44

SLR Holdings Limited

Consolidated cash flow statement
for the year ended 26 October 2007

	Note	2007 £	2007 £	2006 £	2006 £
Net cash inflow from operating activities	22		5,201,299		4,184,963
Returns on investments and servicing of finance					
Interest received		156,574		122,640	
Interest paid		(1,309,733)		(461,781)	
Interest element of finance lease rental payments		(9,749)		(13,606)	
Non equity dividends paid		(71,250)		(142,500)	
Loan arrangement fees		(265,411)		-	
Net cash outflow from returns on investments and servicing of finance			(1,499,569)		(495,247)
Taxation					
UK corporation tax paid		(1,061,414)		(904,891)	
Overseas tax paid		(95,124)		(11,616)	
			(1,156,538)		(916,507)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(550,493)		(382,465)	
Sale of tangible fixed assets		3,260		24,295	
			(547,233)		(358,170)
Acquisitions and disposals					
Purchase of trade		(13,839)		-	
Purchase of subsidiary undertakings		(4,643,655)		-	
Bank balances acquired with subsidiary undertakings		670,878		-	
			(3,986,616)		-
Equity dividends paid			(5,827,184)		(62,713)
Cash (outflow)/inflow before use of liquid resources and financing			(7,815,841)		2,352,326

SLR Holdings Limited

Consolidated cash flow statement
for the year ended 26 October 2007 *(continued)*

	Note	2007 £	2007 £	2006 £	2006 £
Financing					
Share capital issued		**154,702**		27,088	
Loans advanced in the year		**15,250,000**		-	
Loan repayments in the year		**(5,520,229)**		(1,296,937)	
Loan stock repayments in the year		**(2,498,692)**		-	
Capital element of finance lease rental payments		**(75,002)**		(72,042)	
Shares acquired by employee benefit trust		**(4,294)**		(703)	
			7,306,485		(1,342,594)
(Decrease)/increase in cash	23,24		**(509,356)**		1,009,732

SLR Holdings Limited

Notes forming part of the financial statements for the year ended 26 October 2007

1 Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards. The following principal accounting policies have been applied:

Basis of consolidation

The consolidated financial statements incorporate the results of SLR Holdings Limited and all of its subsidiary undertakings as at 26 October 2007 using the acquisition method of accounting. The results of subsidiary undertakings are included from the date of acquisition.

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full year following acquisition;
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on the acquisition of a company's trade and assets is the difference between the fair value of the consideration paid and the fair value of the assets acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life.

Intangible assets

Intangible assets, other than goodwill, are stated at cost and are amortised through the profit and loss account over the directors estimate of their useful economic life.

Impairment of fixed assets and goodwill

The need for any fixed asset impairment write down is assessed by comparison of the carrying value of the asset against the higher of realisable value and value in use.

Turnover

Turnover represents the amounts (excluding VAT) derived from the provision of work for clients during the year.

Services provided to clients during the year, which at the balance sheet date have not been billed, have been recognised as turnover in accordance with Financial Reporting Standard 5 'Reporting the substance of transactions': Application Note G 'Revenue Recognition'. Turnover recognised in this manner is based on an assessment of the fair value of the services provided at the balance sheet date as a proportion of the total value of the engagement. Provision is made against unbilled amounts on those engagements where the right to receive payment is contingent on factors outside the control of the company. Unbilled revenue is included in accrued income.

Stocks

Long term contracts are assessed on a contract by contract basis and are reflected in the profit and loss account by recording turnover and related costs as contract activity progresses. Where the outcome of each long term contract can be assessed with reasonable certainty before its conclusion, the attributable profit is recognised in the profit and loss account as the difference between the reported turnover and related costs for that contract.

1 Accounting policies *(Continued)*

Depreciation

Depreciation is provided to write off the cost less estimated residual values, of all fixed assets, evenly over their expected useful lives. It is calculated at the following rates:

Plant and machinery	-	20% - 33% per annum
Fixtures and fittings	-	15% - 33% per annum
Motor vehicles	-	33% per annum
Computer equipment		33% per annum
Leasehold improvements	-	5 years

Investments

Investments held as fixed assets are stated at cost less any provision for impairment in value.

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences. Deferred tax balances are not discounted.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership ('finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the year of the lease and represents a constant proportion of the balance of capital repayments outstanding. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Foreign currency

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates. Any differences are taken to the profit and loss account.

The results of overseas operations are translated at the average rates of exchange during the year and their balance sheets translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net assets and results of foreign subsidiary undertakings and from translating the profit and loss account at average rate are taken to reserves.

1 Accounting policies *(Continued)*

Pension costs

Contributions to the Group's defined contribution pension schemes are charged to the profit and loss account in the year in which they become payable.

Government grants and assistance

Grants (and similar assistance) of a revenue nature are credited to the profit and loss account in the period to which they relate.

Financial liabilities and equity

Financial liabilities and equity are classified according to the substance of the financial instrument's contractual obligations, rather than the financial instrument's legal form.

Finance costs

Finance costs are charged to the profit and loss account over the term of the debt so that the amount charged is at a constant rate on the carrying amount. Finance costs include issue costs, which are initially recognised as a reduction in the proceeds of the associated capital instrument.

Research and development

Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred.

FRS 20 'Share based payment'

The group has adopted FRS 20 'Share based payment' during the year ended 26 October 2007.

FRS 20 'Share based payment' requires the recognition of share-based payments at fair value at the date of grant. Prior to the adoption of FRS 20, the group recognised the financial effect of share based payments in the following way: when shares and share options were awarded to employees a charge was made to the profit and loss account based on the difference, if any, between the market value of the company's shares at the date of grant and the option exercise price in accordance with UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. The credit entry for this charge was taken to the profit and loss reserve and reported in the reconciliation of movements in shareholders' funds.

In accordance with the transitional provisions of FRS 20, the standard has been applied retrospectively to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2006.

The impact of share based payments is a net charge to the profit and loss account of £31,250 (share-based payment expense net of deferred tax of £10,507). The charge in respect of prior years is immaterial. The share based payment charge is included within administrative expenses.

Employee benefit trust

The cost of the company's shares held by an employee benefit trust ("EBT") is deducted from shareholders' funds in the company and group balance sheet. Any cash received by the EBT on disposal of the shares it holds is also recognised directly in shareholders' funds. Other assets and liabilities of the EBT (including borrowings) are recognised as assets and liabilities of the company.

2 Turnover

Turnover is wholly attributable to the principal activity of the group and arises in the following geographic markets:

	2007 £	2006 £
United Kingdom	**24,443,424**	19,862,616
United States	**4,478,064**	3,432,001
Canada	**2,083,554**	-
Europe	**556,240**	503,997
Rest of the world	**84,940**	-
	31,646,222	23,798,614

3 Employees

	Group 2007 £	Group 2006 £	Company 2007 £	Company 2006 £
Staff costs consist of:				
Wages and salaries	**11,982,168**	8,954,212	**25,000**	15,000
Social security costs	**1,382,008**	979,019	**1,261**	1,283
Other pension costs	**560,092**	362,951	**-**	-
Share based payments	**41,757**	-	**-**	-
	13,966,025	10,296,182	**26,261**	16,283

The average number of employees, including directors, during the year analysed by category was as follows:

	Group 2007 No	Group 2006 No	Company 2007 No	Company 2006 No
Technical	**326**	236	**-**	-
Management and administration	**47**	33	**1**	1
	373	269	**1**	1

4 Directors

	2007 £	2006 £
Directors' emoluments consist of:		
Fees and remuneration for management services	**336,258**	423,463
Payments to defined contribution pension schemes	**109,584**	17,995
	445,842	441,458
Emoluments of the highest paid director:		
Emoluments	**98,247**	128,165
Pension	**6,506**	1,227

During the year, the highest paid director exercised 7,773 share options (2006 – 6,000 options).

There were 4 (2006 - 4) directors in the Group's defined contribution pension schemes during the year and two directors who exercised share options during the year (2006 – 1).

5 Operating profit

	2007 £	2006 £
This has been arrived at after charging/(crediting):		
Depreciation - owned assets	**431,082**	308,914
- leased assets	**72,265**	74,357
Amortisation	**851,978**	737,463
Hire of plant and machinery - operating leases	**350,951**	295,155
Hire of other assets - operating leases	**676,276**	508,754
Fees payable to the company's auditor for the audit of the company's annual accounts	**9,750**	8,500
Fees payable to the company's auditor and its associates for other services:		
- the audit of the company's subsidiaries pursuant to legislation	**56,200**	48,276
- tax services	**16,850**	16,900
- all other services	**41,900**	13,405
Profit on sale of fixed assets	**(3,260)**	(21,743)

SLR Holdings Limited

Notes forming part of the financial statements
for the year ended 26 October 2007 *(Continued)*

6 Interest payable and similar charges

	2007 £	2006 £
Bank loans and overdrafts	**946,459**	305,378
Other loans	**67,332**	230,989
Foreign exchange differences	**36,173**	51,916
Hire purchase and finance leases	**9,749**	13,606
Other interest	**13,667**	-
Dividends on A1 ordinary shares (13.22p per share)	**-**	142,500
Dividends on B ordinary shares (2.49p per share)	**-**	76,558
	1,073,380	820,947

7 Taxation on profit from ordinary activities

	2007 £	2006 £
Current tax		
UK corporation tax on profits of the year	**1,315,552**	1,020,298
Overseas tax	**252,584**	11,616
Adjustment in respect of previous years	**(360)**	(892)
	1,567,776	1,031,022
Deferred tax		
Origination and reversal of timing differences	**(81,097)**	-
	1,486,679	1,031,022

7 Taxation on profit from ordinary activities *(Continued)*

The tax assessed for the year is higher than the standard rate of corporation tax in the UK. The differences are explained below:

	2007 £	2006 £
Profit on ordinary activities before tax	**4,026,556**	2,686,070
Profit on ordinary activities at the standard rate of corporation tax in the UK of 30% (2006 - 30%)	**1,207,967**	805,821
Effects of:		
Expenses not deductible for tax purposes	**59,141**	96,575
Goodwill on consolidation	**247,765**	214,989
Depreciation for the year in excess of capital allowance	**30,835**	(3,641)
Losses utilised	**(9,205)**	(83,586)
Adjustment in respect of previous years	**(360)**	(892)
Movement in short term timing differences	**(7,931)**	-
Share option deductions	**(28,533)**	-
Tax credits receivable	**11,291**	-
US state taxes	**26,959**	-
Tax rate differences	**22,589**	-
Other items	**7,258**	1,756
Current tax charge for year	**1,567,776**	1,031,022

8 Dividends

	2007 £	2006 £
Interim dividend		
B ordinary (£1.25 per share)	**4,127,030**	-
A1 ordinary (£1.25 per share)	**1,347,300**	-
A2 ordinary (£1.25 per share)	**276,296**	-
	5,750,626	-

9 Profit for the financial year

The company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements. The group profit for the year includes a profit after tax of £5,787,403 (2006 - £709) dealt with in the financial statements of the parent company.

10 Tangible assets

Group	Plant and machinery £	Fixtures and fittings £	Motor vehicles £	Computer equipment £	Leasehold Improvements £	Total £
Cost						
At 28 October 2006	219,992	266,673	10,928	1,654,980	-	2,152,573
Acquired with subsidiaries	200,987	484,130	17,713	700,184	75,877	1,478,891
Additions	72,318	64,958	-	413,217	-	550,493
Disposals	(1,328)	(13,188)	-	(18,431)	-	(32,947)
Exchange differences	12,839	27,740	609	23,469	5,613	70,270
At 26 October 2007	**504,808**	**830,313**	**29,250**	**2,773,419**	**81,490**	**4,219,280**
Depreciation						
At 28 October 2006	128,869	186,053	3,341	1,109,121	-	1,427,384
Acquired with subsidiaries	129,710	379,909	5,806	540,274	57,454	1,113,153
Provided for the year	65,787	46,488	2,186	387,448	1,438	503,347
Disposals	(1,328)	(13,188)	-	(18,431)	-	(32,947)
Exchange differences	8,493	23,286	327	23,814	4,268	60,188
At 26 October 2007	**331,531**	**622,548**	**11,660**	**2,042,226**	**63,160**	**3,071,125**
Net book value						
At 26 October 2007	**173,277**	**207,765**	**17,590**	**731,193**	**18,330**	**1,148,155**
At 27 October 2006	91,123	80,620	7,587	545,859	-	725,189

Assets held under finance leases and hire purchase contracts:

Net book value						
At 26 October 2007	**18,567**	**45,155**	**-**	**42,324**	**-**	**106,046**
At 27 October 2006	26,923	14,784	-	101,390	-	143,097

11 Intangible assets

Group	Other intangibles £	Goodwill on consolidation £	Purchased goodwill £	Total £
Cost				
At 28 October 2006	-	14,332,626	77,830	14,410,456
Acquired with subsidiaries	109,337	-	-	109,337
Additions	-	4,764,498	13,839	4,778,337
Exchange differences	8,087	-	(458)	7,629
At 26 October 2007	**117,424**	**19,097,124**	**91,211**	**19,305,759**
Amortisation				
At 28October 2006	-	1,552,699	40,414	1,593,113
Acquired with subsidiaries	61,857	-	-	61,857
Provided for the year	5,261	825,883	20,834	851,978
Exchange differences	4,642	-	-	4,642
At 26 October 2007	**71,760**	**2,378,582**	**61,248**	**2,511,590**
Net book value				
At 26 October 2007	**45,664**	**16,718,542**	**29,963**	**16,794,169**
At 27 October 2006	-	12,779,927	37,416	12,817,343

The goodwill arising on consolidation is being amortised over the directors best estimate of its useful economic life, being between five and twenty years.

The purchased goodwill is being amortised over the directors best estimate of its useful economic life, being three years.

The addition to purchased goodwill during the year relates to the acquisition, in September 2007, of the trade of Udaloy Environmental by the company's subsidiary, SLR International Corporation. No assets or liabilities were acquired as part of this transaction.

12 Fixed asset investments

Company	Shares in group undertakings £
Cost and net book value	
At 28 October 2006	10,888,818
Additions	7,088,859
At 26 October 2007	**17,977,677**

The additions to fixed asset investments represent the purchase of 100% of the share capital of Insite Environments Limited and Seacor Environmental Inc. (now SLR Consulting (Canada) Limited during the year. Further details of these acquisitions is contained in note 26.

12 Fixed asset investments (Continued)

Subsidiary undertakings

The principal undertakings in which the company's interest at the year end was 20% or more are as follows:

Name	Country of incorporation or registration	Class of share capital held	Proportion of share capital held	Nature of business
SLR Group Limited	England and Wales	Ordinary	100%	Holding company
SLR Consulting Limited	England and Wales	Ordinary	100%	Environmental consultants
SLR International Corporation	USA	Ordinary	100%	Environmental consultants
Insite Environments Limited	England and Wales	Ordinary	100%	Environmental consultants
SLR Consulting (Canada) Limited	Canada	Ordinary Preferred	100% 100%	Environmental consultants
SLR Intermediate Holding Company Limited	England and Wales	Ordinary	100%	Holding company

Details of investments in dormant subsidiary undertakings held by SLR Group Limited and SLR Intermediate Holding Company Limited, are contained in those companies' financial statements.

13 Debtors

	Group 2007 £	Group 2006 £	Company 2007 £	Company 2006 £
Trade debtors	**10,666,878**	5,948,565	**-**	-
Amounts owed by group undertakings	**-**	-	**5,553,562**	2,863,464
Other debtors	**162,420**	222,469	**-**	186,675
Prepayments and accrued income	**3,052,384**	676,046	**25,225**	17,011
Deferred tax	**132,815**	-	**-**	-
	14,014,497	6,847,080	**5,578,787**	3,067,150

Included within other debtors is an amount of £151,933 (2006 - £Nil) which falls due for payment after more than one year

14 Deferred taxation

Group

The movement in the deferred tax asset is as follows:

	£
At 28 October 2006	-
Acquired with subsidiary	47,193
Transferred from profit and loss account	81,097
Exchange differences	4,525
At 26 October 2007	**132,815**

The deferred tax asset at the balance sheet date is analysed as follows:

	2007 £	2006 £
Accelerated capital allowances	**89,442**	-
Short term timing differences	**33,839**	-
Unrelieved tax losses	**9,534**	-
	132,815	-

15 Creditors: amounts falling due within one year

	Group 2007 £	Group 2006 £	Company 2007 £	Company 2006 £
Bank overdraft (secured)	**309,855**	23,977	-	-
Bank loans (secured)	**1,993,662**	1,275,605	**1,949,864**	1,236,000
Trade creditors	**3,976,321**	1,838,085	**156,557**	14,251
Amounts owed to group undertakings	-	-	**6,253,734**	7,395,298
Taxation and social security	**1,178,817**	874,775	-	-
Corporation tax	**1,061,439**	402,173	-	-
Obligations under finance leases and hire purchase contracts	**59,788**	74,504	-	-
Other creditors	**1,139,257**	149,198	**1,139,257**	149,198
Payments on account	**400,583**	692,540	-	-
Accruals and deferred income	**2,555,029**	1,397,479	**184,298**	408,079
	12,674,751	6,728,336	**9,683,710**	9,202,826

16 Creditors: amounts falling due after more than one year

	Group 2007 £	Group 2006 £	Company 2007 £	Company 2006 £
Bank loans (secured)	**11,950,287**	2,658,290	**11,940,098**	2,641,000
Fixed rate loan stock 2010 (secured)	-	1,977,337	-	1,977,337
5% unsecured loan stock	-	521,355	-	521,355
Obligations under finance leases and hire purchase contracts	**34,506**	70,840	-	-
Other creditors	**3,782,063**	2,365,000	**3,782,063**	2,365,000
	15,766,856	7,592,822	**15,722,161**	7,504,692

The bank loans are secured by a fixed and floating charge over the assets of the company and certain subsidiaries, the company's shares in SLR Consulting (Canada) Limited and an assignment of certain Keyman policies.

The fixed rate loan stock was secured by a fixed and floating charge over the assets of the company and certain of its subsidiary undertakings until its repayment during the year.

The 5% unsecured loan stock was repaid during the year.

Other creditors falling due after more than one year includes an amount of £2,365,000 representing A1 ordinary shares of £0.01 each and the related premium on issue, which have been reclassified as liabilities under FRS 25.

Included within other creditors (both short and long term) are amounts totalling £2,554,930 which represent the estimated deferred consideration payable in connection with the acquisition of Insite Environments Limited and Seacor Environmental Inc. (now SLR Consulting (Canada) Limited).

16 Creditors: amounts falling due after more than one year *(Continued)*

Maturity of debt:

Group	2007 Bank loans £	2007 Deferred consideration £	2007 Finance leases £	2006 Bank loans £	2006 Loan stock £	2006 Finance leases £
Within one year	1,993,662	1,137,867	59,788	1,275,605	-	74,504
In more than one year but not more than two years	2,234,947	623,013	32,175	1,253,290	-	49,332
In more than two years but not more than five years	8,478,602	794,050	2,331	1,405,000	2,498,692	21,508
After five years	1,236,738	-	-	-	-	-
	13,943,949	2,554,930	94,294	3,933,895	2,498,692	145,344

Company	2007 Bank loans £	2007 Deferred consideration £	2007 Finance leases £	2006 Bank loans £	2006 Loan stock £	2006 Finance leases £
Within one year	1,949,864	1,137,867	-	1,236,000	-	-
In more than one year but not more than two years	2,228,865	623,013	-	1,236,000	-	-
In more than two years but not more than five years	8,474,495	794,050	-	1,405,000	2,498,692	-
After five years	1,236,738	-	-	-	-	-
	13,889,962	2,554,930	-	3,877,000	2,498,692	-

In addition to the above amounts, other creditors amounting to £2,365,000 for both the company and group fall due for repayment after more than five years in respect of the A1 ordinary shares of £0.01 each.

Included within bank loans for the Group and Company are amounts totalling £13,889,962, of which £1,236,738 falls due for repayment after five years. These amounts are repayable by quarterly instalments and bear interest at a rate of 2.25% above the Lloyds Bank plc base rate.

17 Share capital

	Authorised			
	2007 Number	2006 Number	2007 £	2006 £
A1 ordinary shares of £0.01 each	**1,077,840**	1,077,840	**10,779**	10,779
A2 ordinary shares of £0.01 each	**324,253**	324,253	**3,243**	3,243
B ordinary shares of £0.01 each	**4,508,731**	3,758,731	**45,087**	37,587
	5,910,824	5,160,824	**59,109**	51,609

	Allotted, called up and fully paid			
	2007 Number	2006 Number	2007 £	2006 £
A1 ordinary shares of £0.01 each	**1,077,840**	1,077,840	**10,779**	10,779
A2 ordinary shares of £0.01 each	**221,037**	221,037	**2,210**	2,210
B ordinary shares of £0.01 each	**3,415,903**	3,074,211	**34,158**	30,741
	3,636,940	3,295,248	**36,368**	32,951

The following events took place during the year in respect of the company's share capital:

- on 27 March 2007, the company passed a resolution to increase the authorised share capital by the creation of an additional 750,000 B ordinary shares of £0.01 each;

- on 4 June 2007, the company issued 30,000 B ordinary shares of £0.01 each as part of the consideration for the acquisition of Insite Environments Limited. The fair value of each share issued was £1.60 but the company has taken advantage of the merger relief provisions of the Companies Act 1985 and recorded these shares at their nominal value in its own balance sheet. The difference between the fair value and nominal value of the shares issued has been included within the merger reserve in the consolidated financial statements; and

- on 11 September 2007, the company issued 83,229 B ordinary shares of £0.01 each as part of the consideration for the acquisition of SLR Consulting (Canada) Limited. The fair value of each share issued was £1.60 but the company has taken advantage of the merger relief provisions of the Companies Act 1985 and recorded these shares at their nominal value in its own balance sheet. The difference between the fair value and nominal value of the shares issued has been included within the merger reserve in the consolidated financial statements.

In addition to the above, 228,463 (2006 – 41,600) B ordinary shares of £0.01 each were issued for a total consideration of £154,702 (2006 - £27,040).

17 Share capital *(Continued)*

The holders of the A1 ordinary shares are entitled to a variable cumulative preferential dividend, as specified in the company's Articles of Association, except that they are not entitled to such dividend if and to the extent that the payment in respect of any financial year exceeds 50% of the total amount of profit available for distribution for that year.

The holders of the B ordinary shares are entitled to a cumulative dividend, for the financial years of the company ending 31 October 2005 and 31 October 2006, equivalent to 14% of the Net Profit (as defined in the company's Articles of Association), up to a maximum in any one financial year of £140,000.

The holders of the B ordinary shares are also entitled to serve notice on the company that they wish to convert these shares into an equal number of Deferred shares. The holders of the Deferred shares are not entitled to attend or vote at any general meeting of the company, or participate in any profits or assets of the company.

On a share sale, where the ordinary share value is less than the amount which results from a value per ordinary share of £2.19 and, save as set out in the first proviso below, on a return of assets on liquidation or capital reduction or otherwise, the ordinary share value or assets of the company remaining after the payment of its liabilities shall be applied as follows:

(i) first, in paying to the holders of the A1 ordinary shares of £0.01 each, the issue price per A1 ordinary share, together with any arrears of the cumulative preferential dividend, or return of capital plus a premium of 45p per A1 ordinary share;

(ii) second, in paying to the holders of the B ordinary shares the issue price per B ordinary share together with any arrears of the cumulative dividend;

(iii) and the balance of such value or assets shall be distributed amongst the holders of the A ordinary shares and B ordinary shares pari passu, provided that once the holders of these shares have received the sum of £1,000,000 per share, the holders of Deferred shares shall be entitled to a payment of £1 per Deferred share, with the balance being distributed amongst the holders of the A ordinary and B ordinary shares pari passu.

In the event that on a return of assets on liquidation or capital reduction or otherwise the amount payable to the holders of the A ordinary shares would result in a payment of £2.19 or more per A ordinary share, the provisions of (i) and (ii) above will not apply. Additionally, on a return of assets on liquidation or capital reduction or otherwise, the amount payable to the holders of the A ordinary shares shall not exceed 50% of the assets of the company available for distribution.

Warrants

The company has issued warrants to subscribe for up to 103,216 A2 ordinary shares at a price of £0.01 per share. Any warrants not exercised by the time of the earlier of (i) a share sale or listing and (ii) 1 May 2015 will lapse.

17 Share capital *(Continued)*

Share options

Date of grant	Options brought forward	Granted during the year	Exercised during the year	Lapsed during the year	Options carried forward	Exercise price £	Exercise period
EMI share option scheme							
7 February 2005	224,600	-	(137,400)	(900)	86,300	0.65	Nov'2004-Nov'2009
6 March 2006	239,000	-	(47,800)	(6,000)	185,200	0.76	Nov'2006-Nov'2010
28 March 2007	-	107,418	-	(1,000)	106,418	1.60	Nov'2007-Nov'2011
	463,600	**107,418**	**(185,200)**	**(7,900)**	**377,918**		
Unapproved share option scheme							
27 January 2005	42,520	-	(22,690)	(200)	19,630	0.65	Nov'2004-Nov'2009
7 February 2005	18,400	-	(4,600)	-	13,800	0.65	Nov'2004-Nov'2009
8 August 2005	14,000	-	(3,500)	-	10,500	0.65	Nov'2005-Nov'2009
1 January 2006	19,500	-	(3,900)	-	15,600	0.65	Nov'2006-Nov'2010
6 March 2006	42,865	-	(8,573)	(1,600)	32,692	0.76	Nov'2006-Nov'2010
28 March 2007	-	28,000	-	-	28,000	1.60	Nov'2007-Sep'2011
11 September 2007	-	118,000	-	(2,000)	116,000	1.60	Sep'2008-Sep'2010
	137,285	**146,000**	**(43,263)**	**(3,800)**	**236,222**		

18 Reserves

Group	Share premium account £	Merger reserve £	Profit and loss account £
At 28 October 2006	450,189	6,515,643	2,658,808
Share capital issued in the year	152,417	180,034	-
Profit for the year	-	-	2,539,877
Dividends	-	-	(5,750,626)
Exchange differences	-	-	60,700
Shares acquired by employee benefit trust	-	-	(4,294)
Share based payment	-	-	41,757
At 26 October 2007	**602,606**	**6,695,677**	**(453,778)**

Company	Share premium account £	Profit and loss account £
At 28 October 2006	450,189	-
Share capital issued in the year	152,417	-
Profit for the year	-	5,787,403
Dividends	-	(5,750,626)
Shares acquired by employee benefit trust	-	(4,294)
Share based payment	-	41,757
At 26 October 2007	**602,606**	**74,240**

19 Reconciliation of movements in shareholders' funds

	Group 2007 £	Group 2006 £	Company 2007 £	Company 2006 £
Profit for the year	**2,539,877**	1,655,048	**5,787,403**	709
Dividends	**(5,750,626)**	-	**(5,750,626)**	-
	(3,210,749)	1,655,048	**36,777**	709
Share capital issued in the year	**335,868**	27,088	**155,834**	27,088
Exchange differences	**60,700**	(24,602)	**-**	-
Shares acquired by employee benefit trust	**(4,294)**	(709)	**(4,294)**	(709)
Share based payment	**41,757**	-	**41,757**	-
Net movement in shareholders' funds	**(2,776,718)**	1,777	**230,074**	26,379
Opening shareholders' funds	**9,657,591**	8,000,766	**483,140**	456,052
Closing shareholders' funds	**6,880,873**	9,657,591	**713,214**	483,140

20 Commitments under operating leases

As at 26 October 2007, the group had annual commitments under non-cancellable operating leases as set out below:

Group	2007 Land and buildings £	2007 Other £	2006 Land and buildings £	2006 Other £
Operating leases which expire:				
Within one year	**104,749**	**98,463**	79,318	20,266
In two to five years	**924,829**	**343,101**	225,137	379,608
Over five years	**115,880**	**-**	137,750	-
	1,145,458	**441,564**	442,205	399,874

21 Pensions

The group operates defined contribution pension schemes. The assets of the Schemes are held in independently administered funds. The pension cost charge represents contributions payable by the group to the funds. At 26 October 2007 there were outstanding contributions payable to the funds totalling £61,622 (2006 - £Nil).

22 Reconciliation of operating profit to net cash inflow from operating activities

	2007 £	2006 £
Operating profit	**4,775,519**	3,384,377
Amortisation	**851,978**	737,463
Depreciation	**503,347**	383,271
Share based payment	**41,757**	-
Loan arrangement fees	**121,636**	32,004
Profit on the sale of fixed assets	**(3,260)**	(21,743)
Exchange differences	**195,724**	(20,097)
Decrease in stocks	**-**	11,802
Increase in debtors	**(1,936,518)**	(1,335,628)
Increase in creditors	**651,116**	1,013,514
Net cash inflow from operating activities	**5,201,299**	4,184,963

23 Reconciliation of net cash inflow to movement in net debt

	2007 £	2007 £	2006 £	2006 £
(Decrease)/increase in cash in the year	**(509,356)**		1,009,732	
Cash (inflow)/outflow from change in debt and lease financing	**(7,156,077)**		1,368,979	
Change in net debt resulting from cash flows		**(7,665,433)**		2,378,711
New finance leases and hire purchase agreements		**-**		(123,839)
Debt acquired with subsidiary undertakings		**(448,010)**		-
Loan arrangement fees		**143,775**		(32,004)
Exchange differences		**(152,613)**		-
Other non cash movements		**(2,402,317)**		-
Movement in net debt in the period		**(10,524,598)**		2,222,868
Opening net debt		**(5,377,771)**		(7,600,639)
Closing net debt		**(15,902,369)**		(5,377,771)

24 Analysis of net debt

	At 27 October 2006 £	Acquired with subsidiaries £	Cash flows £	Non-cash changes £	At 26 October 2007 £
Cash in hand and at bank	3,589,137	-	(223,478)	-	**3,365,659**
Bank overdraft	(23,977)	-	(285,878)	-	**(309,855)**
	3,565,160	-	(509,356)	-	**3,055,804**
Debt due within one year	(1,275,605)	-	8,018,921	(9,874,845)	**(3,131,529)**
Debt due after one year	(7,521,982)	(424,058)	(15,250,000)	7,463,690	**(15,732,350)**
Obligations under finance leases and hire purchase contracts	(145,344)	(23,952)	75,002	-	**(94,294)**
	(8,942,931)	(448,010)	(7,156,077)	(2,411,155)	**(18,958,173)**
Total	(5,377,771)	(448,010)	(7,665,433)	(2,411,155)	**(15,902,369)**

Other non-cash changes of £2,411,155 represent deferred consideration arising on acquisitions in the year, exchange differences, and loan arrangement fees.

25 Contingent liabilities and guarantees

The company has guaranteed the bank borrowings of its subsidiary undertakings, SLR Group Limited, SLR Intermediate Holding Company Limited SLR Consulting Limited and SLR Consulting (Canada) Limited. At 26 October 2007, total bank borrowings subject to the guarantee amounted to £327,145 (2006 - £Nil).

26 Acquisitions

On 4 June 2007 the company acquired the entire share capital of Insite Environments Limited. The book value of the assets and liabilities acquired (which was equivalent to their fair value), together with details of the purchase consideration and goodwill arising on acquisition is shown below:

	Book and fair value £
Fixed assets	
Tangible fixed assets	77,298
Current assets	
Debtors	520,427
Cash at bank and in hand	802,164
Total assets	1,399,889
Creditors due within one year	(463,970)
Provisions for liabilities and charges	(8,984)
Net assets	**926,935**
Consideration:	
Settled by shares at fair value	48,000
Settled by cash (including expenses of £74,929)	1,467,084
Deferred consideration	339,167
	1,854,251
Net assets acquired	(926,935)
Goodwill arising on consolidation	**927,316**

The results of Insite Environments Limited prior to its acquisition were as follows:-

	Year ended 31 May 2007 £	Year ended 31 May 2006 £
Turnover	**1,899,044**	1,295,175
Operating profit	**915,418**	397,102
Net interest	**12,335**	12,546
Profit on ordinary activities before taxation	**927,753**	409,648
Taxation on profit from ordinary activities	**(192,754)**	(120,750)
Profit for the year	**734,999**	288,898

26 Acquisitions *(Continued)*

Cash flows

The net cash outflow arising from the acquisition of Insite Environments Limited was as follows:

	£
Cash consideration (as above)	1,467,084
Cash acquired	(802,164)
Net outflow of cash	**664,920**

On 11 September 2007, the group acquired the entire share capital of Seacor Environmental Inc. The book value of the assets and liabilities acquired (which was equivalent to their fair value), together with details of the purchase consideration and goodwill arising on acquisition is shown below:

	Book and fair value £
Fixed assets	
Tangible fixed assets	288,439
Intangible fixed assets	47,480
Current assets	
Debtors	4,457,007
Total assets	4,792,926
Creditors due within one year	(2,767,095)
Bank overdraft	(131,286)
Creditors due after one year	(358,840)
Net assets	**1,535,705**
Consideration:	
Settled by shares at fair value	133,166
Settled by cash (including expenses of £351,620)	3,176,571
Deferred consideration	2,063,150
	5,372,887
Net assets acquired	(1,535,705)
Goodwill arising on consolidation	**3,837,182**

26 Acquisitions *(Continued)*

The results of Seacor Environmental Inc. prior to its acquisition were as follows:

	Period ended 11 September 2007 Canadian $	Year ended 31 December 2006 Canadian $
Turnover	**21,427,773**	29,949,866
Operating profit	**1,251,494**	1,454,064
Net interest	**129,644**	221,298
Profit on ordinary activities before taxation	**846,567**	1,228,495
Taxation on profit from ordinary activities	**(381,766)**	(329,789)
Profit for the period	**464,801**	898,706

Cash flows

The net cash outflow arising from the acquisition of Seacor Environmental Inc. was as follows:

	£
Cash consideration (as above)	3,176,571
Bank overdraft acquired	131,286
Net outflow of cash	**3,307,857**

The deferred consideration for both acquisitions above includes amounts that are dependent on the performance of the acquired entities subsequent to acquisition.

The acquisitions above contributed the following amounts to group cash flows in the period from their acquisition to 26 October 2007:

	£
Net cash outflow from operating activities	338,581
Net cash outflow from returns on investments and servicing of finance	86,858
Net cash outflow from capital expenditure and financial investment	19,020
Net cash outflow from financing	881,178

27 Share based payments

SLR Holdings Limited operates equity-settled share based remuneration schemes for employees: an EMI share scheme for UK employees and unapproved schemes for overseas employees. Options vest over a period of years and there are no performance criteria that must be satisfied. Options will lapse if the employee leaves.

Details of movements in options, (by grant date), during the year, together with information on the exercise price and period of the options is contained in note 17 to the financial statements.

	2007 Weighted average exercise price (pence)	**2007 Number**	**2006 Weighted average exercise price (pence)**	**2006 Number**
Outstanding at the beginning of the year	**70.16**	**600,885**	65.00	354,220
Granted during the year	**160.00**	**253,418**	75.30	307,365
Exercised during the year	**67.71**	**(228,463)**	65.00	(41,500)
Lapsed during the year	**96.50**	**(11,700)**	68.44	(19,200)
Outstanding at the end of the year	**107.64**	**614,140**	70.16	600,885

The exercise price of options outstanding at the end of the year ranged between 65p and 160p (2006 – 65p and 76p) and their weighted average contractual life was 3.8 years (2006 – 4.5 years).

Of the total number of options outstanding at the end of the year, there were no vested options. At 26 October 2007, all vested options had been exercised (2006 – 10,460 options had vested and were exercisable)

The weighted average fair value of each option granted during the year was 42.31p (2004 – 15.44p).

27 Share based payments *(Continued)*

The following information is relevant in the determination of the fair value of options granted during the year under the equity share based remuneration schemes operated by SLR Holdings Limited:

	2007	2006
Equity-settled		
Option pricing model used	**Binomial**	Binomial
Weighted average share price at grant date (pence)	**160**	76
Exercise price (pence)	**160**	76
Weighted average contractual life (years)	**3.07**	4.00
Expected volatility	**11.9%**	11.9%
Expected dividend	**Nil**	Nil
Risk-free interest rate	**5.09%**	4.27%

The volatility assumption, is based on an analysis of share price volatility for quoted companies operating in the same sector as the Group.

The share-based remuneration expense for the Group comprises:

	2007 £	2006 £
Equity-settled schemes	**41,757**	-

The Group did not enter into any share-based payment transactions with parties other than employees during the current or previous period.

28 Employee Benefit Trust

The Employee Benefit Trust ("EBT") was established on 6 March 2006 to provide benefits to employees, former employees and their dependants ("the Beneficiaries"). Under the scheme, the trustee, SLR Trustee Limited (formally SLR Management Limited), purchases the company's shares from time to time. These shares are held until the vesting day for the benefit of the Beneficiaries, in such numbers or proportions that the Trustees deem reasonable. Shares held by the EBT which had not vested unconditionally in the Beneficiaries at the year end were as follows:

	Group 2007	Group 2006	Company 2007	Company 2006
Number of shares held	**4,352**	1,050	**4,352**	1,050

Appendix III

Summary of articles of association of SLR Management Limited

The articles of association of SLR Management ("Articles") set out the rights attaching to each class of shares of SLR Management. 3i and others ("Investors") will hold A ordinary shares ("SLR Management A Shares") and the other shareholders will hold SLR Management B Shares. The key provisions are summarised below.

Share issues

Share issues (excluding issues of SLR Management B Shares) must be approved by "Investor Consent" (being the consent of Investors holding more than 50 per cent. of the A Shares) and "Manager Consent" (being the consent of certain employees and certain managers holding more than 50 per cent. of the SLR Management B Shares held by such persons) and (except in the case of an equity issue to cure a material default under the Financing Agreements) be offered on a pro-rata basis to existing holders of equity shares subject to the dilution principle set out in the second paragraph of the Ratchet section below.

Dividends

Dividends must be approved by the board and Investor Consent and are payable pro rata to holders of SLR Management A Shares and SLR Management B Shares subject to the dilution principle set out in the second paragraph of the Ratchet section below.

Transfers

SLR Management B Shares may only be transferred in limited circumstances. These circumstances include where Investor Consent has been obtained or where SLR Management B Shares are to be transferred to permitted transferees (including to certain relations and the trustees of your family trust) or pursuant to the leaver, tag along or come along provisions set out in the Articles. Pre-emption on transfer provisions set out in the Articles will apply to any transfer which is not to a permitted transferee or a transfer pursuant to the leaver, tag along or come along provisions set out in the Articles. Other restrictions apply to every transfer of SLR Management B Shares.

Tag Along

If a controlling interest (ie. shares having more than 50 per cent. of the total voting rights) in SLR Management is to be purchased by a third party, all other shareholders have the right to require the purchaser to buy their equity shares on the same terms (known as "tag- along" rights).

Come Along

If at any time when holders of 50 per cent. or more of the equity shares (calculated in accordance with the dilution principle set out in the second paragraph of the Ratchet section below and which must include the Investors in the case of any sale agreement or offer made and accepted before the fourth anniversary of the date of adoption of the Articles) wish to sell to a third party purchaser, all other shareholders of Company may be required to sell their shares to the third party purchaser for the same consideration.

Leavers

Holders of SLR Management B Shares who cease to be employed by, or become a non-contributory employee of, the Enlarged SLR Group may be required, if the Company so decides or if the Investors so direct, to offer their SLR Management B Shares for sale (along with any person holding shares as a result of being a permitted transferee in respect of the employee (eg. trustees of that employee's family trust) within 12 months of the date on which the relevant shareholder became a leaver (or in cases where an Employee Tribunal or Court is considering if the termination of a Leaver's employment constitutes wrongful dismissal, the later of such 12 month date and the date falling 1 month after the date of any final judicial determination). If the selling shareholder is a "Good Leaver" (ie. the relevant person is leaving due to (1) death or disability or (2) wrongful dismissal or a change in ownership of their employing company 1 year or more after the later of the date of adoption of the Articles or the date on which the relevant person became a shareholder of SLR Management), the fair price of his SLR Management B Shares may, depending on the size of his shareholding, be negotiated with the Good Leaver or established by an independent expert. For other "leavers" the sale price will be the lower of the fair price and the issue price. Leaver's shares will, with prior Investor Consent, be offered to an employee trust and/or existing or new employees of any member of the Group and/or SLR Management and, if not acquired by the offerees within a prescribed period, will be offered to holders of SLR Management B Shares to acquire in proportion to their existing shareholdings.

Votes

Subject to the dilution principle described in the second paragraph of the Ratchet section, all SLR Management A Shares and SLR Management B Shares carry one vote except where the leaver provisions apply to a holder of SLR Management B Shares, in which case their shares will cease to carry voting rights for so long as the leaver provisions apply.

Preference

On a return of assets on liquidation or capital reduction or a listing or sale of all of the shares of SLR Management, firstly the Investors will receive an amount equal to their initial equity contribution to SLR Management . The holders of SLR Management B Shares will then receive an amount equal to the issue price of their SLR Management B Shares up to a maximum of £36,652,690.40. The remaining proceeds will be divided pro rata amongst the holders of the SLR Management A Shares and SLR Management B Shares as if they were one class on a diluted basis subject to the ratchet discussed below.

Ratchet

The SLR Management A Shares and the SLR Management B Shares are subject to a negative ratchet whereby if certain financial targets agreed with the Investors are not met on a sale of the whole or substantially the whole of the shares in SLR Management, listing or winding up of SLR Management, the holders of the SLR Management B Shares shall receive a reduced share of the proceeds which will be between 60 and 66 per cent of the proceeds depending on the level of proceeds due to the Investors as a result of the event (which will be determined by reference to the date of the relevant event and the return due to the Investors on their original investment in SLR Management A Shares).

For the purposes of dividend and voting rights attaching to the equity shares, pre-emptive rights on the issue of shares and certain other matters under the Articles, the Investors are to be treated as if they initially held 40 per cent. of the equity shares (as opposed to the 34 per cent. that they actually will hold) and the remaining shareholders shall be treated as if they initially held 60 per cent. of the equity shares (as opposed to the 66 per cent. that they actually will hold).

General

The income, voting and capital rights attaching to the SLR Management B Shares are more fully set out in the Articles of Association to be adopted by SLR Management on Completion, copies of which are available by writing to John Green at 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury HP18 9PH.

Appendix IV

General Information

1. Responsibility

The persons responsible for this document are the directors of SLR Holdings who have taken all reasonable care to ensure that the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Share capital of SLR Holdings

SLR Holdings has issued shares and options as follows:

Issued SLR B Shares	3,446,713
Issued SLR A1 Shares	1,077,840
Issued SLR A2 Shares	221,037
Vested Options exercisable at 0.65p each	44,520
Vested Options exercisable at 0.76p each	47,975
Vested Options exercisable at 1.60p each	59,482
Total (Shares and Vested Options)	4,899,567
Unvested Share Options	422,353

As part of the Optionholder Proposals, holders of Unvested Options will be offered the opportunity to surrender those options in exchange for the grants of new options to acquire SLR Management B Shares.

3. Form of Acceptance

3.1 All powers of attorney, appointments of agents, and authorities on the terms conferred by or referred to in the Form of Acceptance are given by way of security for the performance of the obligations of the SLR B Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971.

3.2 Neither SLR Holdings nor SLR Management nor any agent nor director of any of the foregoing nor any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

4. Documents available to SLR B Shareholders

Copies of the following documents will be made available to SLR B Shareholders by SLR Holdings:-

4.1 the Memorandum and Articles of Association of SLR Holdings;

4.2 the Articles of Association of SLR Management to be adopted on Completion; and

4.3 the audited financial statements of SLR Holdings for the period ended 31 October 2007.

Dated 1 May 2008

Appendix V

Definitions

3i	3i Group plc, 3i Growth 08-10 LP, 3i Growth (Europe) 08-10 LP and any other subsidiary undertaking or parent undertaking of 3i Group plc or a subsidiary undertaking of that parent undertaking or parent undertaking of 3i Group plc or a subsidiary undertaking of that parent undertaking or a fund, undertaking, syndicate or other entity managed or advised by 3i Group plc
Board	the board of SLR Holdings
Completion	the Offer becoming or being declared wholly unconditional
EGM Resolution	the special resolution set out in the notice of the Extraordinary General Meeting
Extraordinary General Meeting	the extraordinary general meeting of SLR Holdings, notice of which appears at the end of this document
Enlarged SLR Group	the group of companies consisting of SLR Holdings and its subsidiaries as enlarged by the addition of SLR Management following Completion
Financing Agreements	(i) the investment agreement to be entered into between SLR Management, the Managers, the Original Investors and 3i Investments plc (each as defined therein); and (ii) the facility agreement to be entered into between SLR Management and Lloyds TSB Bank plc relating to a loan facility of £37,100,000
Form of Acceptance	the form of acceptance and authority for use in connection with the Offer accompanying this document
ISIS	funds managed by ISIS EP LLP
Long Stop Date	10 June 2008
Majority Shareholders	David Richards, John Green, John Leeson, Neil Penhall, Ian Roberts, Kevin Rattue, Alan Sheppard, Andrew Street, Stewart Lenton, Keith Owen, David Craze, Ricky Collins, Alan Edwards, Lester Nankivell and Faramarz Bogzaran
Offer	the recommended offer being made by SLR Management to acquire all the SLR B Shares as described in this document
Proposal	the proposal described in the letter from SLR Holdings to the SLR B Shareholders on pages 7 to 14 of this document
Proxy Form	the form of proxy which accompanies this document
Restricted Jurisdiction	Japan or any other jurisdiction (other than the United Kingdom, Canada and the United States) into which SLR Management is advised that it would be unlawful or unduly onerous to make the Offer
Securities Act	the United States Securities Act of 1933 (as amended)
SLR A Share Acquisition	the proposed acquisition of SLR A Shares by 3i from ISIS

SLR Group	SLR Holdings, its subsidiaries, and subsidiary undertakings
SLR Holdings	SLR Holdings Limited, a company with registered number 5134073 and having its registered office at 7 Wornal Park, Manmarsh Road, Worminghall, Aylesbury, HP18 9PH
SLR Management	SLR Management Limited, a company with registered number 6538090 and having its registered office at 7 Wornal Park, Menmarsh Road, Worminghall, Aylesbury HP18 9PH
SLR Management B Shares	the B Ordinary Shares of £0.01 each in the capital of SLR Management
SLR Management Board	the board of SLR Management
SLR B Shareholders	holders of SLR B Shares
SLR Share Options	share options granted by SLR Holdings on or before Completion
SLR A Shares	the A Ordinary Shares issued by SLR Holdings and A Ordinary Shares to be issued prior to completion, as defined in SLR Holdings' Articles of Association
SLR B Shares	the B Ordinary shares issued by SLR Holdings and B Ordinary Shares to be issued on or before Completion, as defined in SLR Holdings' Articles of Association
Unvested Options	SLR Share Options other than the Vested Options
Vested Options	all the SLR Share Options which: (i) are vested (but not exercised) at the date hereof; or (ii) will vest on or before Completion including, for the avoidance of doubt, Canadian options which vest as a result of the Offer

SLR HOLDINGS LIMITED (the "Company")

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of the Company will be held at 10 Snow Hill, London, EH1 2AL on 27 May 2008 at 3.30 p.m. (or, at such earlier date as may be notified to you in the event that the Company obtains consent to short notice of such Meeting in accordance with Article 14.1 of the Articles of Association of the Company) for the purpose of considering and, if thought fit, passing the following resolution as a special resolution (such resolution to have effect notwithstanding any provision of the Company's Articles of Association):

SPECIAL RESOLUTION

THAT:

(a) the giving of financial assistance (as defined in section 152 of the Companies Act 1985 ("Act")) by the Company to SLR Management Limited ("SLR Management") for the purpose of the acquisition of shares in the Company as described in the statutory declaration made pursuant to section 155(6) of the Act, a copy of which has been produced to the meeting, be and is hereby approved;

(b) the Company approves the following documents (together **"Security Documents"**), copies of which have been produced to the meeting, in favour of Lloyds TSB Bank plc ("Bank") (or as appropriate) with such amendments as persons authorised to execute the same may approve:

(i) an intra-group loan agreement to be entered into by the Company and SLR Management;

(ii) an omnibus guarantee and set-off agreement to be entered into by, among others, the Company and the Bank;

(iii) a share pledge over the Company's shares in SLR International Corporation (USA) between the Company and the Bank;

(iv) an accession letter from the Company and SLR Management pursuant to which the Company will accede to the facilities agreement dated on or about 30 April 2008 made between the Purchaser and the Bank;

(v) a mortgage of a life policy which may be required to be entered into by the Company in favour of the Bank relating to certain keyman insurance;

(vi) an overdraft letter to be entered into by the Company and the Bank pursuant to which the Bank will make available to the Company the facilities contained therein; and

(vii) key-man insurance policies insuring certain management and employees and to be entered into by the Company for the benefit of the Bank.

(c) the execution of the Security Documents and the assumption of its obligations thereunder is in the best interests of the Company and the approval of the Company to enter into the Security Documents is given and authorised notwithstanding that the Company is entering into some of the Security Documents for the purposes of assisting SLR Management to acquire the Company's shares; and

(d) pursuant to section 9 of the Companies Act 1985, the Articles of Association of the Company be amended by the deletion of the current article 5 , and its replacement by the following new article:-

"The lien conferred by regulation 8 of Table A shall apply to all Shares which are not fully paid and to all Shares registered in the name of any person indebted or under liability to the Company whether he be the sole registered holder thereof or one of several joint holders"

(e) pursuant to section 9 of the Companies Act 1985, clause 8 of the Articles of Association of the Company shall be altered by the insertion of the following clause 8A:

"Notwithstanding anything contained in these Articles the Directors shall not decline to register any transfer of shares, nor may they suspend registration of any shares transferred where the transfer:

(a) is to any bank or institution to which such shares have been charged by way of security, or to any nominee of such a bank or institution (a **"Secured Institution"**); or

(b) is delivered to the Company for registration by a Secured Institution or its nominee in order to perfect its security over the shares; or

(c) is executed by a Secured Institution or its nominee pursuant to the power of sale or other power under such security,

and furthermore notwithstanding anything to the contrary contained in these articles no transferor of any shares in the Company or proposed transferor of such shares to a Secured Institution or its nominee and no Secured Institution or its nominee shall be required to offer the shares which are or are to be the subject of any transfer aforesaid to the shareholders for the time being of the Company or any of them, and no such shareholder shall have any right under the articles or otherwise howsoever to require such shares to be transferred to them whether for consideration or not."

(f) the Company approves the agreement to pay and the Company be and is hereby authorised to pay the premium for officers and directors insurance by the Company on behalf of SLR Management for the benefit of SLR Management prior to the acquisition of shares in the Company by SLR Management.

Dated: 1 May 2008

BY ORDER OF THE BOARD

John Green
Company Secretary

Registered Office:
7 Womal Park
Menmarsh Road
Worminghall
Aylesbury
HP18 9PH

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this letter or what action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not so resident, from another appropriately authorised independent financial adviser.

Letter to Holders of Options under the

SLR Holdings Limited Enterprise Management Incentive Scheme

regarding the Offer by SLR Management Limited

for SLR Holdings Limited

THIS LETTER SHOULD BE READ IN CONJUNCTION WITH THE OFFER DOCUMENT AND THE ENCLOSED FORM OF INSTRUCTION

Terms defined in the Offer Document have the same meanings when used herein unless the context otherwise requires or as otherwise defined herein.

SLR Management Limited
Registered address:
7 Wornal Park
Menmarsh Road
Worminghall
Buckinghamshire
HP18 9PH
Registered in England
Registered no. 06538090

SLR Holdings Limited
Registered address:
7 Wornal Park
Menmarsh Road
Worminghall
Buckinghamshire
HP18 9PH
Registered in England
Registered no.05134073

1 May 2008

*To all holders of options under the SLR Holdings Limited Enterprise Management Incentive Scheme (the "**Scheme**")*

Dear Option Holder,

Effect on your Options of the Offer by SLR Management Limited ("SLR Management") for SLR Holdings Limited ("SLR Holdings")

1. Introduction

As you may be aware, on 1 May 2008, the board of directors of SLR Holdings announced that it was pleased to recommend, unanimously, the offer made by SLR Management for the entire issued and to be issued share capital of SLR Holdings (the "**Offer**").

The recommended offer was made by means of an offer document (the "**Offer Document**") that was sent to all SLR B Shareholders, all SLR holders of vested options under the Scheme and, for information only, to all SLR holders of unvested options under the Scheme. If you have not received or have mislaid your copy of the Offer Document and would like another copy, please contact John Green on +44 (0) 1844 337 380 without delay. This letter (the "**Letter**") contains a summary of the key terms relating to the Offer as they apply to the Options (as defined below), but must be read in conjunction with the Offer Document containing full details of the Offer.

Subject to the Offer becoming or being declared unconditional in all respects (as more particularly described in the Offer Document), another company, namely, SLR Management will have obtained control of SLR Holdings for the purposes of the Scheme. Accordingly, options granted pursuant to the terms of the Scheme which have not already lapsed (the "Options") will be affected (as more particularly described below).

2. Effect of the Offer on the Options

The purpose of this Letter is to explain the effect that the Offer will have on your Options and to set out the alternative courses of action that you may take in relation to them. This Letter only addresses the rights you have in respect of your Options as a consequence of the Offer becoming or being declared unconditional in all respects. You should note, therefore, that the effect of the Offer may be to shorten the period of exercise of your Options from that which may otherwise apply under the terms of the Scheme and/or the relevant option agreement(s), however under no circumstances will the Offer extend any period of exercise of your Options.

The alternative courses of action that you may take are set out in detail on the following pages. In summary and subject to the rules of the Scheme:

for Options that have already vested through time and, in the case of certain Canadian Options only, as a result of the Offer (the "Vested Options"):

(a) **you may exercise your Vested Options so as to receive shares in SLR Holdings and then accept the Offer (the "Exercise and Accept Route") (see paragraph 3 below); or**

(b) **you may exercise your Vested Options independently from these proposals and then either accept the Offer or retain your shares in SLR Holdings (but see paragraph 5 below);**

for Options that have not yet vested (the "Unvested Options"):

(c) **you may exchange your Unvested Options for new options over shares in SLR Management (the "Rollover Route") (see paragraph 4 below).**

For reasons explained further below, it is important that you take the appropriate course of action as soon as possible. If **you do nothing** and the Offer becomes or is declared unconditional in all respects your Options will eventually lapse and become worthless (also see paragraph 5 below).

When deciding which course of action you should take in respect of your Options, you should consider the associated costs of doing so, as outlined in this Letter, the enclosed Form of Instruction and the Offer Document. In particular, you should read the paragraphs regarding taxation in Appendix 2 to this Letter. If you are in any doubt about your tax position, you should consult an appropriate independent professional tax adviser without delay.

3. The Exercise and Accept Route - Exercise your Vested Options and accept the Offer

You may, if you wish, exercise your Vested Options immediately prior to the Offer becoming or being declared unconditional in all respects, acquire B ordinary shares in SLR Holdings (the "**SLR B Shares**") and accept the Offer in respect of such SLR B Shares.

The Offer by SLR Management for all SLR B Shares is made on the following basis:

For 0.64 of each SLR B Share	**1 SLR Management B ordinary share ("SLR Management B Share")**
For 0.36 of each SLR B Share	**£5.70 in cash**

The terms of the Offer (and how to accept it) are more particularly described in the Offer Document.

If you wish to choose the Exercise and Accept Route, you must follow the instructions set out in paragraph 7(a) below. If you do not do so, your Vested Options will lapse and cease to be exercisable immediately following Completion (as defined in paragraph 5 below).

If you are unsure of the Vested Options that you hold, please contact John Green on +44 (0) 1844 337 380 without delay.

4. The Rollover Route – Exchange your Unvested Options for new options over SLR Management B Shares

If you choose the Rollover Route, SLR Management will grant you new options over SLR Management B Shares in consideration for the release of your existing Options over SLR B Shares. The number of SLR Management B Shares that you will be granted an option over will be the same number of shares as there are SLR B Shares currently subject to your Unvested Options. The way in which this rollover will actually take place is set out in Appendix 1 to this Letter.

The principal effects of the Rollover Route will be as follows:

- your rights under the Scheme will **not** change in any way except that your new options will be over SLR Management B Shares. The rules of the Scheme will continue to apply to the new options as they currently apply to your existing Unvested Options;
- your new options will be treated as having been granted when your existing Unvested Options were granted and will become exercisable at the same time as your existing Unvested Options would have in normal circumstances;
- the total exercise price payable under your new options will be the same as the total exercise price payable under your existing Unvested Options (or it may be lower as shown in Appendix 1);
- your new options should continue to qualify for favourable tax treatment in accordance with the tax legislation pursuant to which your existing Unvested Options were granted (although this is subject to the agreement of UK HM Revenue & Customs ("**HMRC**") in respect of Unvested Options granted to UK employees); and
- once you hold an option over SLR Management B Shares the 'value' of that option will depend on the value of the SLR Management B Shares going forward and not the SLR B shares as currently is the case.

If you wish to choose the Rollover Route, you must follow the instructions set out in paragraph 7(b) below. If you do not do so, your Unvested Options will lapse and cease to be exercisable immediately following Completion (as defined below).

5. Do Nothing (or exercise your Vested Options independently from these proposals)

If you do nothing, all of your Options (both Vested and Unvested) will lapse and cease to be of any value as soon as the Offer is declared unconditional in all respects (also known as "**Completion**"). Currently it is anticipated that this will happen on Tuesday 27 May 2008.

If you wish to exercise your Vested Options prior to Completion but not accept the Offer in relation to the resulting SLR B Shares, please do not complete the Acceptance Form attached to the Offer Document but instead contact John Green at SLR Holdings without delay who will provide you with a standard notice of exercise. Please note that should you choose to do this you will **not** be able to exercise your Vested Options on a 'cashless' basis, which means you will be required to pay, in cleared funds, the exercise price for your Vested Options and, to the extent applicable, any tax and social security contributions due.

Please also note that since SLR Holdings is a private company there is little or no liquidity in any of the SLR B Shares in respect of which the Offer is not accepted. Furthermore, SLR Management intends to exercise its rights under the Articles of Association and/or the Companies Act to compulsorily acquire any outstanding SLR B Shares to which the Offer relates (as more particularly described in paragraph 4 of the Offer Letter from SLR Management which forms part of the Offer Document), which means that if you exercise your Vested Options prior to Completion, SLR Management would be able to acquire your SLR B Shares under the Offer (see paragraph 3 above), even if you do not actively accept the Offer.

6. Taxation Consequences

A brief summary of the tax implications of choosing the Exercise and Accept Route and/or the Rollover Route is set out in Appendix 2 to this Letter. In particular, Appendix 2 contains details of how any tax and social security contributions due on the exercise of Vested Options will be collected **If you are in any doubt as to your personal tax position, you should consult an appropriate professional adviser without delay.**

7. Action to be taken

(a) *Exercise and Accept Route – available for Vested Options only*

If you wish to exercise your Vested Options and accept the Offer in relation to the SLR B Shares you acquire upon exercise you must complete and return the **Form of Acceptance** which is attached to the Offer Document. Further copies of the Form of Acceptance can be obtained from John Green at SLR Holdings on +44 (0) 1844 337 380.

The Form of Acceptance must then be sent to **John Green** at SLR Holdings as soon as possible and in any event so as to be received by no later than **3:30 pm on Sunday 25** May 2008. Please note that you do **not** have to enclose payment for the aggregate exercise price due with your Form of Acceptance in order to exercise your Vested Options. Instead this will be deducted from the cash consideration due to you under the Offer following the sale of your SLR B Shares (known as **"cashless exercise"**).

If your employer has a withholding obligation to collect income tax and/or social security contributions due on the exercise of your Vested Options from you (the **"Tax Liability"**), by signing the Form of Acceptance you agree that such Tax Liability can also be deducted from the cash consideration due to you under the Offer. However, in the event that the cash consideration due to you under the Offer is not sufficient to cover the Tax Liability (and you will be informed by SLR Holdings if this is the case) it shall be a condition of exercise of your Vested Options that you either (i) make a payment to your employer of an amount equal to the Tax Liability due using your own personal funds; or (ii) enter into arrangements which are acceptable to your employer to secure that such a payment is made. If you do not comply with this condition, valid exercise of your Vested Options will not be accepted by SLR Holdings and your Vested Options will lapse immediately following Completion. For further details please see Appendix 2.

(b) *Rollover Route – available for Unvested Options only*

In order to select the Rollover Route in relation to your Unvested Options you must complete the Form of Instruction enclosed with this Letter and return it to **John Green** at SLR Holdings as soon as possible and in any event so as to be received by no later than **3:30 pm on Sunday 25** May 2008. For the avoidance of doubt, you do **not** have to make any payment to SLR Holdings or SLR Management in order to select the Rollover Route.

(c) *If the Option Holder is abroad or unavailable*

If the Option Holder is away from home (e.g. working abroad or on holiday) please contact **John Green** without delay and please also send this Letter together with the accompanying Form of Instruction and a copy of the Offer Document by the quickest means (e.g. email /pdf/ fax) to the Option Holder. However, such documents should **not** be forwarded or transmitted in or into any Restricted Jurisdiction (as defined in the Offer Document). If the Option Holder is away from home in a Restricted Jurisdiction, please contact **John Green without delay**.

YOU SHOULD NOTE THAT IF YOU DO NOTHING YOUR OPTIONS WILL LAPSE AND CEASE TO BE OF ANY VALUE IMMEDIATELY FOLLOWING COMPLETION WHICH IS EXPECTED TO TAKE PLACE ON TUESDAY 27 MAY 2008.

8. Settlement

If you choose the Exercise and Accept Route you will receive an appropriate share certificate for your SLR Management B Shares on 3 June 2008 or as soon as practicable thereafter. Any cash consideration due to you will be paid by way of cheque or via payroll net of a deduction for the aggregate exercise price due and for any income tax, social security and similar liabilities that your employer is liable to collect from you.

If you choose the Rollover Route you will receive a new option agreement for your options over SLR Management B Shares within a reasonable period of time after such options have been granted. It is currently anticipated that your new options will be granted within 2 to 4 weeks from Completion. All documentation relating to your new options will be signed by a director of SLR Holdings as your attorney on your behalf.

8. Recommendation of the Directors of SLR Holdings

The Directors of SLR Holdings consider the proposals to Option Holders set out in this Letter to be fair and reasonable in the context of the Offer as a whole.

9. Further Information

If you are in any doubt as to what action to take or as to your tax position, you should consult your own independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser, without delay.

If you have any queries in relation to this Letter or how to complete the Form of Instruction you should contact **John Green** at SLR Holdings on telephone no: +44 (0) 1844 337 380 **without delay** Please note, however, that **John** will not be able to advise you of the course of action that you should take in relation to your Options nor give you any advice on any tax consequences associated with any particular course of action. **You are reminded that if you fail to take any action, your Options will lapse in due course and cease to be of any value.**

Yours faithfully,

D. Richards, Director
for and on behalf of SLR Management Limited

J.R.A. Crabtree, Chairman
for and on behalf of SLR Holdings Limited

NOTES:

(a) A copy of the rules of the Scheme will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the offices of SLR Holdings at 7 Wornal Park, Menamarsh Road, Worminghall, Buckinghamshire HP18 9PH while the Offer remains open for acceptance or the Options remain exercisable / exchangeable.

(b) The SLR Management Directors whose names are set out in the Offer Letter from SLR Management, which forms part of the Offer Document, accept responsibility for all the information contained in this Letter, save for the information for which the SLR Holdings Directors accept responsibility in accordance with paragraph (c) below. To the best of the knowledge and belief of the SLR Management Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) The SLR Holdings Directors whose names are set out in the Recommendation Letter from the Chairman and Chief Executive of SLR Holdings, which forms part of the Offer Document, accept responsibility for the information contained in this Letter relating to SLR Holdings, the SLR Group and themselves and their immediate families, related trusts and connected persons. To the best of the knowledge and belief of the SLR Holdings Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Letter for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(d) The Form of Instruction, including the General Notes and the Terms and Conditions thereon shall be deemed an integral part of the proposals in this Letter.

(e) Accidental omission to despatch this Letter or the Form of Instruction to, or any failure to receive the same by, any person to whom this Letter should be sent, shall not invalidate the proposals in this Letter in any way.

(f) All acceptances of the Offer will be governed by the provisions of the Offer Document.

(g) All acceptances and elections in respect of the proposals set out in this Letter will be irrevocable and cannot subsequently be revoked.

(h) Any share certificate and/or option certificate which you may become entitled to receive will be despatched to the address provided by you at your own risk.

(i) In the event of any conflict between this Letter and the Form of Instruction and the rules of the Scheme and the applicable legislation, the rules of the Scheme and the applicable legislation take precedence.

(j) The proposals set out in this Letter and all acceptances of them shall be governed by and construed in accordance with English Law.

APPENDIX 1

The number of SLR Management B Shares that will be subject to the new options being offered under the Rollover Route is equal to the number of SLR B Shares as are currently subject to the Unvested Options that you currently hold.

However, the structure of SLR Management means that the value of an SLR Management B Share may not be the same as the value of an SLR B Share. Therefore, in order to ensure that the Rollover Route is structured so that the new options qualify as UK Enterprise Management Incentive Options or as US Incentive Stock Options (where the Unvested Options were originally this type of option), the terms on which your Unvested Options will be exchanged for new SLR Management share options is set out below.

The process for the Rollover Route is as follows:

Step 1: The unrestricted market value of the SLR Management B Shares will be agreed with the UK HM Revenue and Customs ("**HMRC**") for Enterprise Management Incentive tax purposes;

Step 2: A percentage of your Unvested Options will lapse depending upon the value that is agreed in Step 1 above. That percentage will be determined by applying the following formula:

$$\frac{(A-B)}{A} \times 100$$

Where:

A is the value per SLR B Share paid to each of the members of Management by SLR Management for each SLR B Share; and

B is the unrestricted market value per SLR Management B Share agreed by HMRC in Step 1 above.

By lapsing a proportion of your Unvested Options in accordance with this formula, the value of the SLR B Shares that remain subject to your Unvested Options will then be equal to the value of the SLR Management B shares that will be subject to your new options.

Step 3: Your Unvested Options will then be exchanged for your new options over SLR Management B shares.

The number of SLR Management B Shares that will be subject to your new options will be equal to the number of SLR B Shares that are subject to your Unvested Options ***prior*** to the proportion lapsing as per Step 2 above. The total exercise price payable to exercise your new options will be the same as the total exercise price payable to exercise your Unvested Options ***after*** the proportion lapsing as per Step 2 above. Therefore the exercise price per share payable will be lower under your new options.

In the unlikely event that SLR Management is not able to agree the value of the SLR Management B Shares with HMRC (as per Step 1 above) by 22 October 2008, the process of rolling over the Unvested Options in Steps 2 and 3 above will be undertaken at that point. In this case, the value of B for the purposes of the formula in Step 2 above, will be the value that the Board of SLR Management considers to be the unrestricted market value of the SLR Management B Shares at that time. Please note that if HMRC subsequently disagrees with the value attributed to the SLR Management B Shares by the Board, your new options over SLR Management B Shares may not retain their EMI status (if applicable) and instead be granted as unapproved options.

Example

Mr X holds an Unvested Option over 1,000 B Shares in SLR Holdings with an exercise price of £0.65 per B Share.

Step 1: The value of the B Shares in SLR Holdings is £15.85 and the value of the B Shares in SLR Management is agreed with HMRC to be £10.15 per share.

Step 2: A percentage of Mr X's existing Unvested Option will lapse as follows:

$$\frac{(£15.85 - £10.15)}{£15.85} \times 100 \quad = 35.96\%$$

1000 x 35.96% = 359 SLR B Shares which will lapse (the number of SLR B Shares to lapse will always be rounded down such that the number of SLR B Shares remaining will always be rounded up).

Mr X's remaining Unvested Option will, therefore, be over 641 SLR B Shares (being 1,000 SLR B Shares less 359 SLR B Shares). The total value of these B Shares will be £10,159.85 (being 641 SLR B Shares multiplied by £15.85) and the total exercise price will be £416.65 (being 641 SLR B Shares multiplied by £0.65).

Step 3: Mr X's Unvested Option will then be exchanged for a new option over SLR Management B Shares of the same total value and exercise price (subject to rounding). This new option will, therefore, be in respect of 1,001 SLR Management B Shares (worth £10,160.15) and the exercise price will be £0.41623 per share (being £416.65 in aggregate).

APPENDIX 2

TAXATION

The contents of this Taxation Appendix are intended as a general guide to the taxation position in relation to your Options and is intended only for Option Holders resident and ordinarily resident for tax purposes in the UK, US and/or Canada (as appropriate). Further tax guidance on the effects of accepting the Offer is set out in the Offer Document. The information contained in this Taxation Appendix is intended to assist you in your choice. It is not a full description of all the circumstances in which a tax liability may arise. **If you are in any doubt as to your tax position you should consult an appropriate professional adviser without delay.**

UK TAX POSITION

A. IF YOU CHOOSE THE EXERCISE AND ACCEPT ROUTE IN RELATION TO YOUR VESTED OPTIONS

1. Income Tax and National Insurance Contributions upon Exercise of your Options

Provided that all statutory conditions under the Enterprise Management Incentive legislation pursuant to which your Vested Options were granted have been and continue to be met at the time you exercise your Vested Options, there should be no charge to income tax or National Insurance contributions (**"NICs"**) due pursuant to such exercise, nor any withholding obligation on your employer to deduct such tax or NICs from cash payments made to you.

2. Capital Gains Tax upon Acceptance of the Offer

Because part of the consideration due to you under the Offer is in the form of cash, you will be treated as making a part disposal of SLR B Shares for the purposes of capital gains tax. You may, therefore, depending on your personal circumstances (including the availability of exemptions, reliefs and allowable losses) be liable to capital gains tax on the difference between the exercise price paid to acquire the SLR B Shares disposed of and the cash proceeds received in return.

Capital gains tax is chargeable at a rate of 18% and the annual exempt amount for the current 2008/2009 tax year is £9,600.

In relation to the exchange of your remaining SLR B Shares for SLR Management B Shares, you will not be treated as having made a disposal for the purposes of capital gains tax. Instead, any gain which would have arisen had you disposed of those SLR B Shares for cash, will be 'rolled over' until the subsequent disposal of your SLR Management B Shares and you should take professional advice in relation to such disposal at the relevant time.

For further details regarding the tax treatment of you accepting the Offer, please refer to paragraph 6 of the Offer Letter from SLR Management which forms part of the Offer Document, under the heading 'United Kingdom Taxation'.

B. IF YOU CHOOSE THE ROLLOVER ROUTE IN RELATION TO YOUR UNVESTED OPTIONS

1. SLR Holdings has been advised that **no** income or capital gains tax charge should arise as a result of the release of your existing Unvested Options over SLR B Shares in exchange for new options over SLR Management B Shares.

2. When you subsequently exercise your new options over SLR Management B Shares, the tax implications of such exercise and any subsequent disposal of the SLR Management B Shares should (on the basis that the relevant legislation remains in force) be the same as they would have been for your existing Unvested Options (provided that the relevant Enterprise Management Incentive legislation pursuant to which your existing Options were granted remains in force and that all statutory conditions under such legislation have been and continue to be met at the time you exercise your new options).

C. UK SELF-ASSESSMENT

1. Under the self-assessment regime, taxpayers are required to provide HM Revenue & Customs ("**HMRC**") with all the information needed to calculate their taxable income (from all sources) and any chargeable gains. The calculation of tax may then be carried out either by the taxpayer or by HMRC. If you exercise your Options, you must complete a tax return even if you do not normally do. The time limit for filing a paper return and paying your tax (if any) for the (2008/2009) tax year (including where you calculate your own tax) is 31 October 2009. The time limit for completing returns on-line is 31 January 2010 (and HMRC will automatically calculate the tax due (if any) where on-line filing takes place).

2. Please also note that SLR Holdings will separately provide details of the exercise and/or rollover of your Options to HMRC as well as your acceptance of the Offer (if applicable) in relation to the SLR B Shares that you acquire upon exercise.

US TAX POSITION

A. IF YOU CHOOSE THE EXERCISE AND ACCEPT ROUTE IN RELATION TO YOUR VESTED OPTIONS

1. Generally, for U.S. tax purposes, the exercise of an incentive stock option ("**ISO**") will not trigger any U.S. tax consequences to the employee holding the option. If, however, the employee disposes of the stock acquired on exercise of the ISO either:

   (a) less than one year after exercising the option; or

   (b) less than two years after the option grant,

   then such employee will recognise ordinary income of an amount equal to the lesser of:

   (a) the difference between the exercise price and the fair market value of SLR B Shares on the exercise date; or

   (b) the amount of gain recognised on the subsequent disposition of the SLR B Shares received through such exercise.

2. A disposition for these purposes includes the exchange of ISO stock for cash and for stock consideration received in an otherwise tax-deferred Section 351 Exchange. As a result, if you choose the Exercise and Accept Route in relation to your Vested Options you are likely to recognise ordinary income of an amount as determined above. The recognised income will be subject to US tax at an ordinary income rate for individuals of up to 35% (rather than at the capital gains rate of 15%).

3. Your employer may have a withholding obligation to collect any ordinary income tax arising on the exercise of your Vested Options and to pay it to the federal tax authorities on your behalf (together with appropriate social security contributions) (the "**Tax Liability**"). By

signing the Form of Acceptance you agree that such Tax Liability can be deducted from the cash proceeds due to you under the Offer. In the event that the cash proceeds due to you under the Offer are not sufficient to cover the Tax Liability (and you will be informed by your employer if this is the case) it shall be a condition of exercise of your Vested Options that you either (i) make a payment to your employer of an amount equal to the Tax Liability due using your own personal funds; or (ii) enter into arrangements which are acceptable to your employer to secure that such a payment is made. (For example, you may agree for the Tax Liability to be deducted from future salary and/or bonus payments). If you do not comply with this condition, valid exercise of your Vested Options will not be accepted by SLR Holdings and your Vested Options will lapse immediately following Completion.

4. Subject to any specific exceptions it is anticipated that US states will likely respect the US federal tax treatment discussed above and US state taxes will be payable on any gain recognised by any SLR Option Holder who is a US person and considered resident in a US state.

5. For further details regarding the tax treatment of you accepting the Offer, please refer to paragraph 6 of the Offer Letter from SLR Management which forms part of the Offer Document under the heading 'US Taxation'.

B. IF YOU CHOOSE THE ROLLOVER ROUTE IN RELATION TO YOUR UNVESTED OPTIONS

1. SLR Holdings has been advised that the release of your existing Unvested Options over SLR B Shares in exchange for new options over SLR Management B Shares would likely be a non-taxable exchange for US tax purposes provided certain conditions are satisfied, including:

   (a) the new options over SLR Management B Shares must also qualify as "Incentive Stock Options" under the applicable US tax rules;

   (b) in aggregate, the spread between fair market value of SLR Management B Shares over the exercise price of the new options over SLR Management B Shares must not be greater than the spread between the fair market value of SLR B Shares over the exercise price of the old options over the SLR B Shares (known as the "spread test");

   (c) on an option by option basis, the ratio of the exercise price to the fair market value of SLR Management B Shares must not be more favourable than the ratio of the exercise price to the fair market value of the SLR B Shares immediately before the exchange (known as the "ratio test"); and

   (d) the new options over SLR Management B Shares cannot give the holder additional benefits that such person did not have under the old option over SLR B Shares.

2. The spread test and the ratio test must be applied to each individual option holder choosing the Rollover Route. If, after applying both tests for a particular option holder the spread and/or ratio in respect of the new options over SLR Management B Shares is more favourable than the spread and/or ratio in respect of the old options over SLR B Shares (for example, due to rounding of amounts in applying the mechanics of the Rollover Route), then the exercise price of the options over the new SLR Management B Shares must be adjusted so that the spread and/or ratio of the new options is not more favourable.

3. Subject to paragraph 2 above, SLR Holdings has been advised that the Rollover Route proposed in this Letter should satisfy the conditions set out in paragraph 1 above.

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Services Circular 230, Shareholders are hereby notified that (a) any discussion of US federal tax issues contained or referred to in this Letter or any document referred to herein is not intended or written to be used, and cannot be used by Option Holders for the purposes of avoiding penalties that may be imposed on them under the US Internal Revenue Code; (b) such discussions is written for use in connection with the promotion or marketing of the transactions or matters addressed here in; and (c) Option Holders should seek advice based on their particular circumstances from an independent tax advisor.

CANADIAN TAX POSITION

A. IF YOU CHOOSE THE EXERCISE AND ACCEPT ROUTE IN RELATION TO YOUR VESTED OPTIONS

1. If you choose to exercise your Vested Options and accept the Offer in relation to the resulting SLR B Shares you will be deemed to have received a benefit from employment if the value of the SLR B Shares received on exercise exceeds the exercise price paid by you for those shares. The taxable benefit in calculated on the difference between the exercise price and the fair market value of the SLR B Shares when your Vested Options are exercised.

2. Your employer has a withholding obligation to collect any income tax arising on the exercise of your Vested Options and to pay it to the Canadian tax authorities on your behalf (together with appropriate social security contributions) (the "**Tax Liability**"). By signing the Form of Acceptance you agree that such Tax Liability can be deducted from the cash proceeds due to you under the Offer. In the event that the cash proceeds due to you under the Offer are not sufficient to cover the Tax Liability (and you will be informed by your employer if this is the case) it shall be a condition of exercise of your Vested Options that you either (i) make a payment to your employer of an amount equal to the Tax Liability due using your own personal funds; or (ii) enter into arrangements which are acceptable to your employer to secure that such a payment is made. (For example, you may agree for the Tax Liability to be deducted from future salary and/or bonus payments). If you do not comply with this condition, valid exercise of your Vested Options will not be accepted by SLR Holdings and your Vested Options will lapse immediately following Completion.

3. The base cost of the SLR B Shares received on the exercise of your Vested Options will be the fair market value of such SLR B Shares at the time of exercise, to be averaged, for the purpose of computing your adjusted cost base, with the adjusted cost base of any other SLR B Shares held by you at that time of exercise as capital property.

4. For further details regarding the tax treatment of you accepting the Offer, please refer to paragraph 6 of the Offer Letter from SLR Management which forms part of the Offer Document under the heading 'Canadian Taxation'.

B. IF YOU CHOOSE THE ROLLOVER ROUTE IN RELATION TO YOUR UNVESTED OPTIONS

1. SLR Holdings has been advised that the release of your existing Unvested Options over SLR B Shares in exchange for new options over SLR Management B Shares should **not** give rise to an employment benefit charge on the exchange. In particular you will be deemed not to have disposed of the Unvested Options and the new option over shares in SLR Management

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will be deemed to be the same options as, and a continuation of, the exchanged Unvested Options.

2. When you subsequently exercise your new options over SLR Management B Shares, the income tax treatment described in section A above should apply. Implications of such exercise and any subsequent disposal of the SLR Management B Shares should be the same as they would have been for your existing Unvested Options.

END

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